UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

ANNOUNCEMENT OF FINANCIAL RESULTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2011

On February 6, 2012, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded information as to the registrant’s financial condition and results of operations at and for the three and nine months ended December 31, 2011. Attached hereto is a copy of the press release and supplementary data thereto, both dated February 6, 2012, pertaining to such financial condition and results of operations, as well as forecasts for the registrant’s operations for the fiscal year ending March 31, 2012. The consolidated financial information of the registrant and that of its subsidiary, NTT DOCOMO, INC., included in the press release and the supplementary data thereto was prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, as well as the consolidated financial information of its subsidiary, NTT DATA CORPORATION, included in the press release and the supplementary data relating thereto were prepared on the basis of accounting principles generally accepted in Japan. The consolidated financial information of the registrant’s subsidiary, Dimension Data Holdings plc, included in the supplementary data related to the press release was prepared on the basis of International Financial Reporting Standards (“IFRS”). The financial information for the three and nine months ended December 31, 2011 in the press release is unaudited.

The earnings projections of the registrant and its subsidiaries included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager
Finance and Accounting Department

Date: February 6, 2012

Financial Results Release	February 6, 2012
For the Nine Months Ended December 31, 2011	[U.S. GAAP	]

Name of registrant: Nippon Telegraph and Telephone Corporation (“NTT”)

Code No.: 9432 (URL http://www.ntt.co.jp/ir/)

Stock exchanges on which the Company’s shares are listed: Tokyo, Osaka, Nagoya, Sapporo and Fukuoka

Representative: Satoshi Miura, President and Chief Executive Officer

Contact: Koji Ito, Head of IR, Finance and Accounting Department / TEL (03) 5205-5581

Scheduled date of filing quarterly securities report: February 7, 2012

Scheduled date of dividend payments: –

Supplemental material on quarterly results: Yes

Presentation on quarterly results: Yes (for institutional investors and analysts)

1.	Consolidated Financial Results for the Nine Months Ended December 31, 2011 (April 1, 2011 – December 31, 2011)

Amounts are rounded off to the nearest million yen.

(1) Consolidated Results of Operations

	(Millions of yen)
	Operating Revenues		Operating Income		Income (Loss) before Income Taxes		Net Income Attributable to NTT
Nine months ended December 31, 2011	7,783,659	3.2%	1,009,423	(5.2)%	1,010,895	(2.0)%	359,200	(21.6)%
Nine months ended December 31, 2010	7,542,693	0.2%	1,065,317	12.4%	1,031,521	9.5%	458,334	9.4%

Note: Percentages above represent changes from the corresponding previous period.

	Basic Earnings per Share Attributable to NTT		Diluted Earnings per Share Attributable to NTT
Nine months ended December 31, 2011	279.29	(yen)	—	(yen)
Nine months ended December 31, 2010	346.39	(yen)	—	(yen)

Notes: Comprehensive income (loss) attributable to NTT:	For the nine months ended December 31, 2011: 304,205 million yen (28.5)%
For the nine months ended December 31, 2010: 425,408 million yen (0.9)%

(2) Consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Total Equity	NTT Shareholders’ Equity	Equity Ratio (Ratio of NTT Shareholders’ Equity to Total Assets)	NTT Shareholders’ Equity per Share
December 31, 2011	19,043,423	10,060,051	7,932,021	41.7%	6,267.45	(yen)
March 31, 2011	19,665,596	10,080,932	8,020,734	40.8%	6,061.92	(yen)

2.	Dividends

	Annual Dividends
	End of the first quarter	End of the second quarter		End of the third quarter	Year-end		Total
Year Ended March 31, 2011	—	60.00	(yen)	—	60.00	(yen)	120.00	(yen)
Year Ending March 31, 2012	—	70.00	(yen)	—	—		—
Year Ending March 31, 2012 (Forecasts)	—	—		—	70.00	(yen)	140.00	(yen)

Note: Change in forecasts of dividends during the nine months ended December 31, 2011: None

3.	Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2012 (April 1, 2011 – March 31, 2012)

	(Millions of yen)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT		Basic Earnings per Share Attributable to NTT
Year Ending March 31, 2012	10,540,000	2.3%	1,250,000	2.9%	1,240,000	5.5%	465,000	(8.8)%	363.06	(yen	)

Notes:	1.	Percentages above represent changes from the previous period.
	2.	Change in consolidated financial results forecasts for the fiscal year ending March 31, 2012 during the three months ended December 31, 2011: Yes

4.	Others

(1)	Change in significant consolidated subsidiaries during the nine months ended December 31, 2011, which resulted in changes in the scope of consolidation: None

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

Note: This refers to the application of simplified or exceptional accounting for quarterly consolidated financial statements.

(3)	Change in significant accounting principles, procedures and presentation in quarterly consolidated financial statements

(i)	Change due to revision of accounting standards and other regulations: Yes

(ii)	Others: None
(For further details, please see “Others” on page 8.)

(4)	Number of shares outstanding (common stock)

1. Number of shares outstanding (including treasury stock):

December 31, 2011 : 1,323,197,235 shares

March 31, 2011 : 1,448,659,067 shares

2. Number of treasury stock:

December 31, 2011 : 57,606,511 shares

March 31, 2011 : 125,524,000 shares

3. Weighted average number of shares outstanding:

	For the nine months ended December 31, 2011 :	1,286,105,587 shares

	For the nine months ended December 31, 2010 :	1,323,184,430 shares

*	The figures for earnings per share for the fiscal year ending March 31, 2012 (forecasts) are based on the assumption that NTT will buy back all of the 99.33 million shares that the government has budgeted for sale, and make them its treasury stock.

*	Presentation on the status of quarterly review process:

This earnings release is not subject to the quarterly review process as required by the Financial Instruments and Exchange Act of Japan. As of the date when this earnings release was issued, the review process on quarterly financial statements as required by the Financial Instruments and Exchange Act had not been finished.

*	Explanation for forecasts of operation and other notes:

Forward-looking statements in this earnings release, such as forecasts of results of operations, are based on the information currently available and certain assumptions that we regard as reasonable and therefore actual results may differ materially from those contained in or suggested by any forward-looking statements. With regard to the assumptions and other related matters concerning forecasts for the fiscal year ending March 31, 2012, please refer to pages 7 and 21.

On Monday, February 6, 2012, NTT will hold a presentation on its financial results for institutional investors and analysts. Shortly thereafter, NTT plans to post on its website explanatory details, along with the materials used at the presentation.

1.	Qualitative Information

(1)	Qualitative Information Relating to Consolidated Business Results

	Consolidated results

Nine-Month Period Ended December 31, 2011 (April 1, 2011 – December 31, 2011)

	(Billions of yen)
	Nine-Month Period Ended December 31, 2010 (April 1, 2010 – December 31, 2010)	Nine-Month Period Ended December 31, 2011 (April 1, 2011 – December 31, 2011)	Change	Percent Change
Operating revenues	7,542.7	7,783.7	241.0	3.2%
Operating expenses	6,477.4	6,774.2	296.9	4.6%
Operating income	1,065.3	1,009.4	(55.9)	(5.2)%
Income before income taxes	1,031.5	1,010.9	(20.6)	(2.0)%
Income attributable to NTT	458.3	359.2	(99.1)	(21.6)%

During the nine months ended December 31, 2011, NTT Group worked to expand broadband and ubiquitous services pursuant to its Medium-Term Management Strategy adopted in May 2008, entitled “Road to Service Creation Business Group.”

Broadband Services

In the fixed communications field, NTT Group directed its efforts towards expanding services in order to increase the use of “FLET’S Hikari” service. To meet increasing Wi-Fi use(*1) needs, as an add-on for the mobile Wi-Fi router “Hikari Portable” that NTT Group has been offering to customers, NTT Group launched “Wi-Fi Cradle,” which is a cradle equipped with a wireless LAN function, in eastern Japan. NTT Group also worked to expand Wi-Fi availability by collaborating with retail stores and shopping facilities. Through such efforts, NTT Group worked to provide “FLET’S Hikari” users with greater convenience. Additionally, NTT Group announced that it would provide the two tier fix rate service “FLET’S Hikari Light”, a user-friendly service for customers who have few opportunities or no experience using the Internet, in western Japan, starting at low and affordable rates.

In the mobile communications field, NTT Group endeavored to improve its services and enhance its handset lineup with the launch of 49 mobile handset models, focusing on a new smartphone series. With respect to “Xi” services, NTT Group worked to expand the service area and launched the “Xi Talk 24” service, which enables users to make domestic calls to NTT DOCOMO users 24 hours a day, at a fixed rate. NTT Group also launched the portal site “d-menu,” under which a variety of content and services for smartphones are available, and “d-market,” a content market directly operated by NTT DOCOMO.

Upper Layer Services/Solutions Business

With regards to Upper Layer Services, NTT Group worked to expand the content of its video and e-learning services, and to enhance services compatible with the diverse range of handsets used by its customers. With regards to Hikari TV, NTT Group launched “Hikari TV Mobile,” a mobile service that enables users to view video content on smartphones and tablet devices.

With regards to the Solutions Business, in addition to the construction and provision of customer systems, NTT Group directed its efforts to enhancing its cloud service lineup. In particular, in the education field, NTT Group launched cloud-based education support services directed at members of boards of education and elementary and middle school teachers, and received an order to provide the system platform for Japan’s largest education support system, to be built by the City of Yokohama Board of Education.

Global Businesses

As NTT Group acquired overseas companies with the goals of enhancing service lineups, securing personnel with professional skills, and acquiring business know-how, it also established overseas subsidiaries in order to enhance its ability to provide services to Japanese and local companies doing business overseas. Furthermore, in addition to the construction of new data centers overseas, NTT Group worked to enhance its service infrastructure by expanding the service area for “Arcstar Universal One,” a cloud-compatible VPN service, to 159 countries worldwide, and by improving the speed of the Japan-US IP backbone to 600Gbps, which is among the highest level in the world.

As a result of these efforts, NTT Group’s consolidated operating revenues for the nine-month period ended December 31, 2011 were ¥7,783.7 billion (an increase of 3.2% from the same period of the previous fiscal year), consolidated operating expenses were ¥6,774.2 billion (an increase of 4.6% from the same period of the previous fiscal year), consolidated operating income was ¥1,009.4 billion (a decrease of 5.2% from the same period of the previous fiscal year), income before income taxes was ¥1,010.9 billion (a decrease of 2.0% from the same period of the previous fiscal year), and net income attributable to NTT was ¥359.2 billion (a decrease of 21.6% from the same period of the previous fiscal year).

Note:	The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States.

(*1)	By connecting Wi-Fi (a brand name certifying interconnectivity among wireless LAN devices by the Wi-Fi Alliance) compatible devices, including smartphones, tablet devices, etc. through wireless LAN with FLET’S Hikari at home, and public wireless LAN with FLET’S SPOT, customers can carry around and use such devices through high-speed Internet inside and outside their homes.

‚	Segment results

Results by business segment are as follows.

•	Regional telecommunications business segment

Nine-Month Period Ended December 31, 2011 (April 1, 2011 – December 31, 2011)

	(Billions of yen)
	Nine-Month Period Ended December 31, 2010 (April 1, 2010 – December 31, 2010)	Nine-Month Period Ended December 31, 2011 (April 1, 2011 – December 31, 2011)	Change	Percent Change
Operating revenues	2,929.9	2,794.8	(135.2)	(4.6)%
Operating expenses	2,798.3	2,720.2	(78.1)	(2.8)%
Operating income	131.6	74.6	(57.0)	(43.3)%

Consolidated operating revenues for the nine-month period ended December 31, 2011 were ¥2,794.8 billion (a decrease of 4.6% from the same period of the previous fiscal year). Despite an increase in IP-related revenues due to an increase in FLET’S Hikari subscriptions, fixed voice-related services revenues decreased due to the decline in fixed-line telephone subscriptions and a decrease in solutions business revenues. Consolidated operating expenses fell to ¥2,720.2 billion (a decrease of 2.8% from the same period of the previous fiscal year) due to a decrease in personnel expenses as a result of a decline in the number of employees and other factors, including a decrease in depreciation and amortization. As a result, consolidated operating income for the nine-month period ended December 31, 2011 was ¥74.6 billion (a decrease of 43.3% from the same period of the previous fiscal year).

Number of subscriptions

	(Thousands of subscriptions)
	As of March 31, 2011	As of December 31, 2011	Change	Percent Change
FLET’S Hikari(1)	15,059	16,310	1,252	8.3%
NTT East	8,511	9,224	713	8.4%
NTT West	6,547	7,086	539	8.2%
Hikari Denwa(2)	12,113	13,470	1,357	11.2%
NTT East	6,446	7,181	735	11.4%
NTT West	5,667	6,289	622	11.0%

Notes:	(1)	FLET’S Hikari includes B FLET’S, FLET’S Hikari Next and FLET’S Hikari Light provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, and FLET’S Hikari Next provided by NTT West.
	(2)	The figures for Hikari Denwa indicate the number of channels (in thousands).

•	Long-distance and international communications business segment

Nine-Month Period Ended December 31, 2011 (April 1, 2011 – December 31, 2011)

	(Billions of yen)
	Nine-Month Period Ended December 31, 2010 (April 1, 2010 – December 31, 2010)	Nine-Month Period Ended December 31, 2011 (April 1, 2011 – December 31, 2011)	Change	Percent Change
Operating revenues	924.5	1,247.9	323.4	35.0%
Operating expenses	858.4	1,158.1	299.7	34.9%
Operating income	66.1	89.9	23.7	35.9%

Consolidated operating revenues for the nine-month period ended December 31, 2011 were ¥1,247.9 billion (an increase of 35.0% from the same period of the previous fiscal year). Although fixed-voice related service revenues declined, IP-related revenues increased and operating revenues increased due to the increase in the number of consolidated subsidiaries, including the addition of Dimension Data Holdings plc. Consolidated operating expenses for the nine-month period ended December 31, 2011 increased to ¥1,158.1 billion (an increase of 34.9% from the same period of the previous fiscal year) due to, among other things, increased expenses attributable to the increase in the number of consolidated subsidiaries. As a result, consolidated operating income for the nine-month period ended December 31, 2011 was ¥89.9 billion (an increase of 35.9% from the same period of the previous fiscal year).

•	Mobile communications business segment

Nine-Month Period Ended December 31, 2011 (April 1, 2011 – December 31, 2011)

	(Billions of yen)
	Nine-Month Period Ended December 31, 2010 (April 1, 2010 – December 31, 2010)	Nine-Month Period Ended December 31, 2011 (April 1, 2011 – December 31, 2011)	Change	Percent Change
Operating revenues	3,209.1	3,174.2	(35.0)	(1.1)%
Operating expenses	2,455.0	2,433.7	(21.3)	(0.9)%
Operating income	754.2	740.5	(13.7)	(1.8)%

Consolidated operating revenues for the nine-month period ended December 31, 2011 were ¥3,174.2 billion (a decrease of 1.1% from the same period of the previous fiscal year) despite the increase in packet communication revenues from the expansion of smartphone users and other factors. This decrease was the result of, among other things, a decrease in voice related revenues and a decrease in revenues from the sale of mobile handset devices resulting from the decrease in the wholesale unit price of mobile handset devices. Consolidated operating expenses for the nine-month period ended December 31, 2011 decreased to ¥2,433.7 billion (a decrease of 0.9% from the same period of the previous fiscal year) as a result of, among other things, decreases in network-related expenses, handset unit prices and repair costs, which more than offset increases in distributor commissions with the expansion in smartphone sales. As a result, consolidated operating income for the nine-month period ended December 31, 2011 was ¥740.5 billion (a decrease of 1.8% from the same period of the previous fiscal year).

Number of subscriptions

	(Thousands of subscriptions)
	As of March 31, 2011	As of December 31, 2011	Change	Percent Change
Mobile phone services	58,010	59,624	1,615	2.8%
FOMA*	56,746	57,962	1,216	2.1%
Xi*	26	1,139	1,114	—
i-mode	48,141	44,737	(3,404)	(7.1)%
sp-mode	2,095	6,971	4,877	232.8%

Notes:

(1)	The numbers for mobile phone service subscriptions, FOMA service subscriptions, and Xi service subscriptions include communications module service subscriptions.
(2)	Effective March 3, 2008, FOMA service subscriptions became mandatory for subscriptions to “2in1” services. Such FOMA service subscriptions to “2in1” services are included in the above numbers of mobile phone service subscriptions and FOMA service subscriptions.
*	Partial listing only.

•	Data communications business segment

Nine-Month Period Ended December 31, 2011 (April 1, 2011 – December 31, 2011)

	(Billions of yen)
	Nine-Month Period Ended December 31, 2010 (April 1, 2010 – December 31, 2010)	Nine-Month Period Ended December 31, 2011 (April 1, 2011 – December 31, 2011)	Change	Percent Change
Operating revenues	816.6	887.9	71.3	8.7%
Operating expenses	768.4	834.2	65.7	8.6%
Operating income	48.2	53.7	5.6	11.6%

Consolidated operating revenues for the nine-month period ended December 31, 2011 were ¥887.9 billion (an increase of 8.7% from the same period of the previous fiscal year) due to, among other things, increased revenues resulting from the increase in the number of consolidated subsidiaries. Consolidated operating expenses for the nine-month period ended December 31, 2011 rose to ¥834.2 billion (an increase of 8.6% from the same period of the previous fiscal year) due to, among other things, an increase in expenses attributable to the increase in the number of consolidated subsidiaries and an increase in selling, general and administrative expenses. As a result, consolidated operating income for the nine-month period ended December 31, 2011 was ¥53.7 billion (an increase of 11.6% from the same period of the previous fiscal year).

•	Other segments

Nine-Month Period Ended December 31, 2011 (April 1, 2011 – December 31, 2011)

	(Billions of yen)
	Nine-Month Period Ended December 31, 2010 (April 1, 2010 – December 31, 2010)	Nine-Month Period Ended December 31, 2011 (April 1, 2011 – December 31, 2011)	Change	Percent Change
Operating revenues	782.2	762.4	(19.7)	(2.5)%
Operating expenses	741.1	722.9	(18.2)	(2.5)%
Operating income	41.1	39.5	(1.6)	(3.8)%

Consolidated operating revenues for the nine-month period ended December 31, 2011 fell to ¥762.4 billion (a decrease of 2.5% from the same period of the previous fiscal year) as a result of, among other things, a decrease of revenues in each of the business segments, starting with the construction and electricity segments. Consolidated operating expenses fell to ¥722.9 billion (a decrease of 2.5% from the same period of the previous fiscal year) due to, among other things, lower revenue-linked expenses. As a result, consolidated operating income for the nine-month period ended December 31, 2011 was ¥39.5 billion (a decrease of 3.8% from the same period of the previous fiscal year).

(2) Qualitative Information Relating to Consolidated Financial Standing

Consolidated cash flows from operating activities for the nine-month period ended December 31, 2011 were ¥1,616.4 billion (a decrease of ¥117.0 billion (6.7%) compared to the same period of the previous fiscal year). This decrease in cash flows was due to, among other factors, a decrease in net income in addition to an increase in payments of accounts payable.

Consolidated cash flows from investing activities showed outlays of ¥1,557.5 billion (a decrease of ¥228.0 billion (12.8%) compared to the same period of the previous fiscal year). This decrease was due to, among other factors, a decrease in payments for the purchase of non-current investments, and other such investments.

Consolidated cash flows from financing activities amounted to cash outlays of ¥699.7 billion (an increase of ¥662.2 billion (1,763.6%) compared to the same period of the previous fiscal year). This increase was due to, among other factors, a repurchase of treasury stock by NTT and decreases in the issuance of both long-term and short term

As a result of the above, NTT Group’s consolidated cash and cash equivalents as of December 31, 2011 were ¥789.5 billion, a decrease of ¥645.7 billion (45.0%) from the end of the previous fiscal year.

	(Billions of yen)
	Nine-Month Period Ended December 31, 2010 (April 1, 2010 – December 31, 2010)	Nine-Month Period Ended December 31, 2011 (April 1, 2011 – December 31, 2011)	Change	Percent Change
Cash flows from operating activities	1,733.4	1,616.4	(117.0)	(6.7)%
Cash flows from investing activities	(1,785.4)	(1,557.5)	228.0	12.8%
Cash flows from financing activities	(37.5)	(699.7)	(662.2)	—

(3) Qualitative Information Relating to Consolidated Results Forecasts

Pursuant to “The Act to Amend Sections of the Income Tax Act for Tax Reform in Accordance with Changes to the Economic Social Structure” and “The Act on Special Measures for Reconstruction and Rehabilitation in Response to the Great East Japan Earthquake,” passed on November 30, 2011, income tax rates for consolidated accounting periods that begin on or after April 1, 2012 have been adjusted, and corresponding statutory effective tax rates were lowered. As a result, a portion of deferred tax assets were reversed, and NTT has revised its consolidated results forecasts that were announced on November 9, 2011 as follows.

For assumptions used in these results forecasts and other related matters, please see page 21.

	(Billions of yen)
	Year Ending March 31, 2012 (Forecasts when previous 2Q results were announced)	Year Ending March 31, 2012 (Revised Forecasts)	Change	Percent Change (%)	Year Ended March 31, 2011 (Results)
Operating Revenues	10,540.0	10,540.0	—	—	10,305.0
Operating Income	1,250.0	1,250.0	—	—	1,214.9
Income before Income Taxes	1,240.0	1,240.0	—	—	1,175.8
Net Income Attributable to NTT	545.0	465.0	(80.0)	(14.7)	509.6

2. Others

(1)	Change in significant consolidated subsidiaries during the nine months ended December 31, 2011, which resulted in changes in the scope of consolidation: None

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

(3)	Change in significant accounting principles, procedures and presentation in quarterly consolidated financial statements

Multiple-Deliverable Revenue Arrangements

Effective April 1, 2011, NTT Group adopted ASU 2009-13 “Multiple-Deliverable Revenue Arrangements.” This ASU addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. This ASU eliminates the residual method of allocation and requires that arrangement consideration in multiple-deliverable arrangements be allocated to deliverables using the estimated selling price, if a vendor does not have vendor-specific objective evidence or third-party evidence of the selling price. The adoption of this ASU did not have a material impact on the results of operations and financial position of NTT Group.

Certain Revenue Arrangements That Include Software Elements

Effective April 1, 2011, NTT Group adopted ASU 2009-14 “Certain Revenue Arrangements That Include Software Elements.” This ASU amends the accounting model for revenue arrangements that include both tangible products and software elements. This ASU also provides guidance on how a vendor should allocate arrangement consideration to deliverables in an arrangement that includes both tangible products and software, and further guidance on how to allocate arrangement consideration when an arrangement includes deliverables both included and excluded from the scope of the software revenue guidance. The adoption of this ASU did not have a material impact on the results of operations and financial position of NTT Group.

3. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2011	December 31, 2011	Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥1,435,158	¥789,490	¥(645,668)
Short-term investments	167,175	357,723	190,548
Notes and accounts receivable, trade	2,072,011	2,123,133	51,122
Allowance for doubtful accounts	(45,907)	(46,706)	(799)
Accounts receivable, other	265,668	265,235	(433)
Inventories	314,983	399,384	84,401
Prepaid expenses and other current assets	316,328	383,375	67,047
Deferred income taxes	244,881	220,728	(24,153)

Total current assets	4,770,297	4,492,362	(277,935)

Property, plant and equipment:
Telecommunications equipment	14,606,718	14,549,379	(57,339)
Telecommunications service lines	14,527,349	14,736,978	209,629
Buildings and structures	5,855,282	5,883,035	27,753
Machinery, vessels and tools	1,806,355	1,787,125	(19,230)
Land	1,133,675	1,135,985	2,310
Construction in progress	312,480	336,434	23,954

	38,241,859	38,428,936	187,077
Accumulated depreciation	(28,341,219)	(28,716,938)	(375,719)

Net property, plant and equipment	9,900,640	9,711,998	(188,642)

Investments and other assets:
Investments in affiliated companies	581,073	558,651	(22,422)
Marketable securities and other investments	276,178	277,980	1,802
Goodwill	747,526	752,541	5,015
Software	1,330,085	1,326,136	(3,949)
Other intangibles	287,400	264,921	(22,479)
Other assets	885,444	859,971	(25,473)
Deferred income taxes	886,953	798,863	(88,090)

Total investments and other assets	4,994,659	4,839,063	(155,596)

Total assets	¥19,665,596	¥19,043,423	¥(622,173)

	Millions of yen
	March 31, 2011	December 31, 2011	Increase (Decrease)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥341,567	¥141,792	¥(199,775)
Current portion of long-term debt	698,476	411,800	(286,676)
Accounts payable, trade	1,379,279	1,150,556	(228,723)
Accrued payroll	475,226	370,114	(105,112)
Accrued interest	12,189	9,557	(2,632)
Accrued taxes on income	208,363	137,466	(70,897)
Accrued consumption tax	37,835	52,190	14,355
Advances received	206,572	194,288	(12,284)
Deposit received	81,997	121,376	39,379
Other	247,568	252,414	4,846

	3,689,072	2,841,553	(847,519)

Long-term liabilities:
Long-term debt	3,494,198	3,754,016	259,818
Obligations under capital leases	34,818	32,557	(2,261)
Liability for employees’ retirement benefits	1,535,964	1,568,277	32,313
Other	830,612	786,969	(43,643)

Total long-term liabilities	5,895,592	6,141,819	246,227

Equity:
NTT shareholders’ equity
Common stock, no par value	937,950	937,950	—
Additional paid-in capital	2,834,029	2,833,938	(91)
Retained earnings	5,155,596	4,778,963	(376,633)
Accumulated other comprehensive income (loss)	(303,708)	(358,703)	(54,995)
Treasury stock, at cost	(603,133)	(260,127)	343,006

Total NTT shareholders’ equity	8,020,734	7,932,021	(88,713)

Noncontrolling interests	2,060,198	2,128,030	67,832

Total equity	10,080,932	10,060,051	(20,881)

Total liabilities and equity	¥19,665,596	¥19,043,423	¥(622,173)

(2) Consolidated Statements of Income

NINE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen
	2010	2011	Increase (Decrease)
Operating revenues:
Fixed voice related services	¥1,646,527	¥1,469,966	¥(176,561)
Mobile voice related services	1,557,603	1,424,587	(133,016)
IP / packet communications services	2,487,683	2,682,218	194,535
Sale of telecommunication equipment	424,198	412,673	(11,525)
System integration	882,721	1,277,758	395,037
Other	543,961	516,457	(27,504)

	7,542,693	7,783,659	240,966

Operating expenses:
Cost of services (exclusive of items shown separately below)	1,788,769	1,772,039	(16,730)
Cost of equipment sold (exclusive of items shown separately below)	553,173	542,517	(10,656)
Cost of system integration (exclusive of items shown separately below)	567,032	867,544	300,512
Depreciation and amortization	1,457,744	1,412,522	(45,222)
Impairment loss	698	130	(568)
Selling, general and administrative expenses	2,109,960	2,179,484	69,524

	6,477,376	6,774,236	296,860

Operating income (loss)	1,065,317	1,009,423	(55,894)

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(40,380)	(43,111)	(2,731)
Interest income	16,109	14,751	(1,358)
Other, net	(9,525)	29,832	39,357

	(33,796)	1,472	35,268

Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	1,031,521	1,010,895	(20,626)

Income tax expense (benefit):
Current	397,712	379,131	(18,581)
Deferred	13,530	122,164	108,634

	411,242	501,295	90,053

Income (loss) before equity in earnings (losses) of affiliated companies	620,279	509,600	(110,679)

Equity in earnings (losses) of affiliated companies	5,430	(2,127)	(7,557)

Net income (loss)	625,709	507,473	(118,236)

Less – Net income attributable to noncontrolling interests	(167,375)	(148,273)	19,102

Net income (loss) attributable to NTT	¥458,334	¥359,200	¥(99,134)

Summary of total comprehensive income (loss):
Net income (loss)	¥625,709	¥507,473	¥(118,236)
Other comprehensive income (loss)	(43,906)	(72,909)	(29,003)
Comprehensive income (loss)	581,803	434,564	(147,239)
Less – Comprehensive income attributable to noncontrolling interests	(156,395)	(130,359)	26,036

Comprehensive income (loss) attributable to NTT	¥425,408	¥304,205	¥(121,203)

	Shares or yen
	2010	2011
Per share of common stock:
Weighted average number of shares outstanding	1,323,184,430	1,286,105,587
Net income (loss) attributable to NTT	¥346.39	¥279.29

THREE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen
	2010	2011	Increase (Decrease)
Operating revenues:
Fixed voice related services	¥544,840	¥481,018	¥(63,822)
Mobile voice related services	515,983	468,564	(47,419)
IP / packet communications services	840,163	909,490	69,327
Sale of telecommunication equipment	142,229	141,958	(271)
System integration	310,217	452,954	142,737
Other	190,194	175,095	(15,099)

	2,543,626	2,629,079	85,453

Operating expenses:
Cost of services (exclusive of items shown separately below)	608,790	617,020	8,230
Cost of equipment sold (exclusive of items shown separately below)	186,242	183,317	(2,925)
Cost of system integration (exclusive of items shown separately below)	200,287	310,902	110,615
Depreciation and amortization	493,368	480,423	(12,945)
Impairment loss	354	32	(322)
Selling, general and administrative expenses	716,226	713,434	(2,792)

	2,205,267	2,305,128	99,861

Operating income (loss)	338,359	323,951	(14,408)

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(13,424)	(14,436)	(1,012)
Interest income	5,230	4,563	(667)
Other, net	(8,939)	15,102	24,041

	(17,133)	5,229	22,362

Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	321,226	329,180	7,954

Income tax expense (benefit):
Current	123,497	116,267	(7,230)
Deferred	7,004	112,028	105,024

	130,501	228,295	97,794

Income (loss) before equity in earnings (losses) of affiliated companies	190,725	100,885	(89,840)

Equity in earnings (losses) of affiliated companies	4,577	(501)	(5,078)

Net income (loss)	195,302	100,384	(94,918)

Less – Net income attributable to noncontrolling interests	(52,204)	(37,621)	14,583

Net income (loss) attributable to NTT	¥143,098	¥62,763	¥(80,335)

Summary of total comprehensive income (loss):
Net income (loss)	¥195,302	¥100,384	¥(94,918)
Other comprehensive income (loss)	(3,010)	(54,520)	(51,510)
Comprehensive income (loss)	192,292	45,864	(146,428)
Less – Comprehensive income attributable to noncontrolling interests	(52,286)	(28,973)	23,313

Comprehensive income (loss) attributable to NTT	¥140,006	¥16,891	¥(123,115)

	Shares or yen
	2010	2011
Per share of common stock:
Weighted average number of shares outstanding	1,323,176,101	1,265,602,672
Net income (loss) attributable to NTT	¥108.15	¥49.59

(3) Consolidated Statements of Cash Flows

NINE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen
	2010	2011	Increase (Decrease)
Cash flows from operating activities:
Net income (loss)	¥625,709	¥507,473	¥(118,236)
Adjustments to reconcile net income (loss) to net cash provided by operating activities -
Depreciation and amortization	1,457,744	1,412,522	(45,222)
Impairment loss	698	130	(568)
Deferred taxes	13,530	122,164	108,634
Loss on disposal of property, plant and equipment	56,157	51,008	(5,149)
Equity in (earnings) losses of affiliated companies	(5,430)	2,127	7,557
(Increase) decrease in notes and accounts receivable, trade	(83,079)	(50,173)	32,906
(Increase) decrease in inventories	(83,094)	(84,852)	(1,758)
(Increase) decrease in other current assets	(96,796)	(63,616)	33,180
Increase (decrease) in accounts payable, trade and accrued payroll	(197,255)	(260,162)	(62,907)
Increase (decrease) in accrued consumption tax	17,781	14,277	(3,504)
Increase (decrease) in accrued interest	670	(1,345)	(2,015)
Increase (decrease) in advances received	9,505	(11,288)	(20,793)
Increase (decrease) in accrued taxes on income	(116,232)	(71,231)	45,001
Increase (decrease) in other current liabilities	18,869	52,000	33,131
Increase (decrease) in liability for employees’ retirement benefits	26,058	40,048	13,990
Increase (decrease) in other long-term liabilities	54,905	(34,761)	(89,666)
Other	33,635	(7,922)	(41,557)

Net cash provided by (used in) operating activities	¥1,733,375	¥1,616,399	¥(116,976)

	Millions of yen
	2010	2011	Increase (Decrease)
Cash flows from investing activities:
Payments for property, plant and equipment	¥(1,060,902)	¥(1,033,892)	¥27,010
Payments for intangibles	(349,292)	(332,851)	16,441
Proceeds from sale of property, plant and equipment	10,602	36,102	25,500
Payments for purchase of non-current investments	(30,954)	(55,250)	(24,296)
Proceeds from sale and redemption of non-current investments	20,077	6,617	(13,460)
Acquisitions of subsidiaries, net of cash acquired	(377,142)	(40,134)	337,008
Payments for purchase of short-term investments	(761,140)	(894,687)	(133,547)
Proceeds from redemption of short-term investments	749,011	705,799	(43,212)
Other	14,321	50,830	36,509

Net cash provided by (used in) investing activities	(1,785,419)	(1,557,466)	227,953

Cash flows from financing activities:
Proceeds from issuance of long-term debt	549,503	638,658	89,155
Payments for settlement of long-term debt	(322,176)	(664,785)	(342,609)
Proceeds from issuance of short-term debt	2,073,959	1,003,755	(1,070,204)
Payments for settlement of short-term debt	(2,056,219)	(1,204,044)	852,175
Dividends paid	(158,783)	(167,980)	(9,197)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(185)	(223,560)	(223,375)
Acquisition of treasury stock by subsidiary	(9,550)	(2,208)	7,342
Other	(114,096)	(79,579)	34,517

Net cash provided by (used in) financing activities	(37,547)	(699,743)	(662,196)

Effect of exchange rate changes on cash and cash equivalents	(3,277)	(4,858)	(1,581)

Net increase (decrease) in cash and cash equivalents	(92,868)	(645,668)	(552,800)
Cash and cash equivalents at beginning of period	911,062	1,435,158	524,096

Cash and cash equivalents at end of period	¥818,194	¥789,490	¥(28,704)

Cash paid during the period for:
Interest	¥39,764	¥45,743	¥5,979
Income taxes, net	¥516,917	¥441,285	¥(75,632)

(4) Going Concern Assumption

None

(5) Business Segments

NINE-MONTH PERIOD ENDED DECEMBER 31

1.	Sales and operating revenues

	(Millions of yen)
	Nine months ended December 31, 2010	Nine months ended December 31, 2011	Increase (Decrease)
Regional communications business
Customers	2,564,030	2,456,390	(107,640)
Intersegment	365,887	338,366	(27,521)

Total	2,929,917	2,794,756	(135,161)
Long-distance and international communications business
Customers	845,834	1,172,981	327,147
Intersegment	78,649	74,939	(3,710)

Total	924,483	1,247,920	323,437
Mobile communications business
Customers	3,176,850	3,149,960	(26,890)
Intersegment	32,279	24,194	(8,085)

Total	3,209,129	3,174,154	(34,975)
Data communications business
Customers	722,762	789,776	67,014
Intersegment	93,820	98,108	4,288

Total	816,582	887,884	71,302
Other
Customers	233,217	214,552	(18,665)
Intersegment	548,949	547,885	(1,064)

Total	782,166	762,437	(19,729)
Elimination	(1,119,584)	(1,083,492)	36,092

Consolidated total	7,542,693	7,783,659	240,966

2.	Segment profit

	(Millions of yen)
	Nine months ended December 31, 2010	Nine months ended December 31, 2011	Increase (Decrease)
Segment profit
Regional communications business	131,599	74,561	(57,038)
Long-distance and international communications business	66,121	89,869	23,748
Mobile communications business	754,156	740,452	(13,704)
Data communications business	48,160	53,734	5,574
Other	41,051	39,501	(1,550)

Total	1,041,087	998,117	(42,970)
Elimination	24,230	11,306	(12,924)

Consolidated total	1,065,317	1,009,423	(55,894)

THREE-MONTH PERIOD ENDED DECEMBER 31

1.	Sales and operating revenues

	(Millions of yen)
	Three months ended December 31, 2010	Three months ended December 31, 2011	Increase (Decrease)
Regional communications business
Customers	870,564	820,032	(50,532)
Intersegment	123,119	114,192	(8,927)

Total	993,683	934,224	(59,459)
Long-distance and international communications business
Customers	284,094	400,713	116,619
Intersegment	27,810	24,443	(3,367)

Total	311,904	425,156	113,252
Mobile communications business
Customers	1,059,977	1,053,185	(6,792)
Intersegment	11,000	7,987	(3,013)

Total	1,070,977	1,061,172	(9,805)
Data communications business
Customers	250,857	282,632	31,775
Intersegment	29,923	33,833	3,910

Total	280,780	316,465	35,685
Other
Customers	78,134	72,517	(5,617)
Intersegment	190,743	190,060	(683)

Total	268,877	262,577	(6,300)
Elimination	(382,595)	(370,515)	12,080

Consolidated total	2,543,626	2,629,079	85,453

2.	Segment profit

	(Millions of yen)
	Three months ended December 31, 2010	Three months ended December 31, 2011	Increase (Decrease)
Segment profit
Regional communications business	45,810	21,404	(24,406)
Long-distance and international communications business	24,136	29,596	5,460
Mobile communications business	225,584	234,174	8,590
Data communications business	21,592	18,857	(2,735)
Other	14,962	15,873	911

Total	332,084	319,904	(12,180)
Elimination	6,275	4,047	(2,228)

Consolidated total	338,359	323,951	(14,408)

(6) NTT Shareholders’ Equity

Dividends

Cash dividends paid

Resolution	The shareholders’ meeting on June 23, 2011
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥79,388 million
Cash dividends per share	¥60
Date of record	March 31, 2011
Date of payment	June 24, 2011

Resolution	The Board of Directors’ meeting on November 9, 2011
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥88,592 million
Cash dividends per share	¥70
Date of record	September 30, 2011
Date of payment	December 12, 2011

Significant Changes in NTT Shareholders’ Equity

None

(7) Subsequent events

None

4. (Reference)

NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) Non-Consolidated Balance Sheets

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	March 31, 2011	December 31, 2011
ASSETS
Current assets:
Cash and bank deposits	13,642	13,274
Accounts receivable, trade	1,284	479
Supplies	245	344
Subsidiary deposits	91,950	242,405
Other	394,972	243,905

Total current assets	502,096	500,410

Fixed assets:
Property, plant and equipment	179,759	172,390
Intangible fixed assets	49,055	43,048
Investments and other assets
Investments in subsidiaries and affiliated companies	5,072,805	5,072,805
Long-term loans receivable to subsidiaries	1,727,465	1,830,857
Other	39,047	39,421

Total investments and other assets	6,839,318	6,943,084

Total fixed assets	7,068,132	7,158,523

TOTAL ASSETS	7,570,228	7,658,934

Notes:	1.	These quarterly financial statements are exempt from auditor’s review in the legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

(Reference)

	Millions of yen
	March 31, 2011	December 31, 2011
LIABILITIES
Current liabilities:
Accounts payable, trade	264	117
Current portion of corporate bonds	227,924	171,700
Current portion of long-term borrowings	74,240	78,720
Accrued taxes on income	210	19,759
Deposit received from subsidiaries	61,862	49,601
Other	39,871	30,841

Total current liabilities	404,373	350,740

Long-term liabilities:
Corporate bonds	1,183,193	1,181,486
Long-term borrowings	953,530	1,228,630
Liability for employees’ retirement benefits	29,584	31,084
Asset retirement obligations	1,162	1,181
Other	1,406	1,380

Total long-term liabilities	2,168,877	2,443,762

TOTAL LIABILITIES	2,573,251	2,794,502

NET ASSETS
Shareholders’ equity:
Common stock	937,950	937,950
Capital surplus	2,672,826	2,672,826
Earned surplus	1,987,997	1,511,871
Treasury stock	(603,132)	(260,126)

Total shareholders’ equity	4,995,640	4,862,520

Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	1,336	1,910

Total unrealized gains (losses), translation adjustments, and others	1,336	1,910

TOTAL NET ASSETS	4,996,977	4,864,431

TOTAL LIABILITIES AND NET ASSETS	7,570,228	7,658,934

Notes:	1.	These quarterly financial statements are exempt from auditor’s review in the legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

(Reference)

(2) Non-Consolidated Statements of Income

NINE-MONTH PERIOD ENDED DECEMBER 31

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2010	2011
Operating revenues	347,468	370,136
Operating expenses	107,065	107,680

Operating income	240,403	262,455

Non-operating revenues:
Interest income	22,872	20,910
Lease and rental income	9,191	9,095
Miscellaneous income	1,636	1,199

Total non-operating revenues	33,700	31,206

Non-operating expenses:
Interest expenses	8,046	11,952
Corporate bond interest expenses	17,394	15,444
Miscellaneous expenses	13,668	5,515

Total non-operating expenses	39,109	32,912

Recurring profit	234,994	260,749

Special losses	757	—

Income before income taxes	234,237	260,749

Income taxes	617	2,330

Net income	233,620	258,419

(Reference) Major components of operating revenues
Dividends received	233,103	258,360
Revenues from group management	14,362	14,362
Revenues from basic R&D	92,999	90,749

Notes:	1.	These quarterly financial statements are exempt from auditor’s review in the legal disclosure.
	2.	These quarterly financial statements are prepared based on “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

[Note]

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

Attachment

Nippon Telegraph and Telephone Corporation

February 6, 2012

NTT’s Shares and Shareholders (as of December 31, 2011)

1.	Classification of Shareholders

Details	NTT’s Shares and Shareholders (1 unit = 100 shares)								Shares Representing Less Than One Unit
	Government and Public Bodies	Financial Institutions	Securities Firms	Other Domestic Corporations	Foreign Corporations, etc.		Domestic Individuals, etc.	Total
					Non- Individuals	Individuals
Total Holders	3	299	69	7,626	1,106	959	912,505	922,567	—
Total Shares (Units)	4,730,536	2,163,774	50,107	172,597	3,320,472	7,667	2,769,400	13,214,553	1,741,935
%	35.80	16.37	0.38	1.31	25.13	0.06	20.96	100.00	—

Notes:

(1)	“Domestic Individuals, etc.” includes 576,068 units of treasury stock, and “Shares Representing Less Than One Unit” includes 11 shares of treasury stock. 57,606,811 shares of treasury stock represents the number of shares of treasury stock recorded in the shareholders’ register; the actual number of treasury stock shares at the end of December 31, 2011 was 57,606,511.
(2)	“Other Domestic Corporations” includes 163 units under the name of the Japan Securities Depository Center, and “Shares Representing Less Than One Unit” includes 72 shares under the name of the Japan Securities Depository Center.
(3)	The number of shareholders who only own shares representing less than one unit is 224,694.

2.	Classification by Number of Shares

Details	NTT’s Shares and Shareholders (1 unit = 100 shares)								Shares Representing Less Than One Unit
	At Least 1,000 Units	At Least 500 Units	At Least 100 Units	At Least 50 Units	At Least 10 Units	At Least 5 Units	At Least 1 Unit	Total
Number of Holders	409	164	903	1,026	25,066	58,933	836,066	922,567	—
%	0.04	0.02	0.10	0.11	2.72	6.39	90.62	100.00	—
Total Shares (Units)	10,813,934	115,712	188,211	66,120	384,256	357,258	1,289,062	13,214,553	1,741,935
%	81.83	0.88	1.42	0.50	2.91	2.70	9.75	100.00	—

Notes:

(1)	“At Least 1,000 Units” includes 576,068 units of treasury stock, and “Shares Representing Less Than One Unit” includes 11 shares of treasury stock.
(2)	“At Least 100 Units” includes 163 units under the name of the Japan Securities Depository Center, and “Shares Representing Less Than One Unit” includes 72 shares under the name of the Japan Securities Depository Center.

3.	Principal Shareholders

Name	Share Holdings (in thousands of shares)	Percentage of Total Shares Issued (%)
The Minister of Finance	473,053	35.75
Japan Trustee Services Bank, Ltd. (Trust Account)	54,553	4.12
The Master Trust Bank of Japan, Ltd. (Trust Account)	38,748	2.93
Moxley and Company	25,119	1.90
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account	19,074	1.44
SSBT OD05 Omnibus Account – Treaty Clients	17,555	1.33
Japan Trustee Services Bank, Ltd. (Trust Account 9)	16,461	1.24
State Street Bank and Trust Company 505224	12,231	0.92
NTT Employee Share-Holding Association	12,051	0.91
State Street Bank and Trust Company 505225	10,804	0.82

Total	679,654	51.36

Note: The Company’s holdings of treasury stock (57,606,511 shares) are not included in the above table.

Financial Results for the Nine Months Ended December 31, 2011

February 6, 2012

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Disclaimer Information

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

*	“E” in this material represents that the figure is a plan or projection for operation.

** “FY” in this material indicates the fiscal year ending March 31 of the succeeding year.

*** “3Q” in this material represents the 9-month period beginning on April 1 and ending on December 31.

Financial Results for the Nine Months Ended December 31, 2011

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

FY2011/3Q Highlights

Operating Revenue increased for two consecutive years. Operating Income reached 1 trillion yen.

Expansion of Global Revenues

8.4 billion USD: steadily progressing towards the annual target of 10 billion USD.

Mobile Business Remains Strong

No. of smartphones sold: 5.53 million.

Increase in Xi subscriptions: 1.14 million.

(Subscriptions at the end of FY2011/1Q: 120 thousand; at the end of FY2011/2Q: 390 thousand)

Revised Forecasts for Net Income due to Corporate Tax and Reforms, etc.

545.0 billion yen ?465.0 billion yen (80.0 billion yen decrease from previously revised forecasts)

Consolidated

Operating Income

(Billions of yen)

3Q FY

1,250.0

1,214.9

1,065.31,009.4

FY2010FY2011

Global Revenues

(Billions of USD)

3Q FY

10.0

4.8

8.4

2.7

FY2010FY2011

Financial Results for the Nine Months Ended December 31, 2011

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2011/3Q Highlights and Forecasts

FY2011/3Q Highlights

Operating Revenues increased for two consecutive years. Operating Income reached 1 trillion yen.

FY2011 Revised Forecasts Revised forecasts for Net Income due to corporate tax and reforms, etc.

FY2011/3Q

FY2010/3Q

Change

year-on-year [%]

Operating

Revenues 7,783.7 +241.0 +3.2% 7,542.7

Operating

Expenses 6,774.2 +296.9 +4.6% 6,477.4

Operating 1,009.4 (55.9) (5.2)% 1,065.3

Income

Net Income 359.2 (99.1) (21.6)% 458.3

(Billions of yen)

FY2011 Change from % progress

Revised Previously compared to

Revised FY2011

Forecasts Forecasts Revised

(Feb. 2012) (Nov. 2011) Forecasts

10,540.0—73.8%

9,290.0—72.9%

1,250.0—80.8%

465.0 (80.0) 77.2%

Net income represents net income attributable to NTT, excluding noncontrolling interests.

Financial Results for the Nine Months Ended December 31, 2011

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Progress of Broadband Services

Number of Subscribers for Fixed Broadband Services

Aiming to achieve the annual target by, among other things, working to increase the number of new subscribers by promoting FLET'S Hikari Light and Wi-Fi as a set, and by limiting subscription cancellations.

Number of subscribers

(Thousands)



FLET'S ADSL
FLET'S Hikari
Hikari Denwa
20,000
15,000
10,000
5,000
0
17,092
3,253
13,839
10,648
17,376
3,136
14,240
11,104
17,728
3,004
14,724
11,641
17,916
2,858
15,059
12,113
18,310
2,715
15,595
12,565
18,542
2,579
15,963
13,023
18,761
2,451
16,310
13,470
19,561
2,403
17,159
14,363
2010.6
2010.9
2010.12
2011.3
2011.6
2011.9
2011.12
FY2011E

	2010.6	2010.9	2010.12	2011.3	2011.6	2011.9	2011.12	FY2011E
Optical video service(1)	1,433	1,606	1,837	2,005	2,194	2,429	2,640	2,834

Changes from the preceding quarter

(Thousands)

	FY2010				FY2011				FY2010	FY2011E
	4-6	7-9	10-12	1-3	4-6	7-9	10-12	4-12		
FLET'S Hikari(2)	588	401	484	335	536	368	347	1,252	1,808	2,100
Number of opened connections(3)	1,018	809	897	849	1,019	874	848	2,741	3,573	4,100
FLET'S ADSL	(129)	(117)	(132)	(147)	(142)	(136)	(128)	(407)	(524)	(455)
Hikari Denwa(4)	506	457	537	472	453	457	447	1,357	1,971	2,250

(1) Number of Optical video services includes Hikari TV and FLET'S TV.

(2) Number of FLET'S Hikari subscriptions includes B FLET'S, FLET'S Hikari Next and FLET'S Hikari Light provided by NTT East and B FLET'S, FLET'S Hikari Premium, FLET'S Hikari Mytown,and FLET'S Hikari Next provided by NTT West.

(3) Number of opened connections excludes openings due to relocations.

(4) Number of Hikari Denwa subscriptions is calculated by number of thousand channels.

Financial Results for the Nine Months Ended December 31, 2011

—4—

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Number of Subscribers for Mobile Broadband Services

Aiming to achive the annual target by, among other things, working to bolster the sales of smartphones and further improving customer satisfaction.

Number of subscribers

(Thousands)

60,000 50,000 40,000 30,000 20,000 10,000 0

mova FOMA+Xi

743 523 1,239 969 2,352 1,954 1,636

60,210 58,251 59,101 54,940 55,574 56,771 57,445 54,162

2010.6 2010.9 2010.12 2011.3 2011.6 2011.9 2011.12 FY2011E

Change from the preceding quarter

Net increase in subscribers for the 9-month period during Apr.-Dec.: 1,610 (thousands)

(Thousands)

FY2010 FY2011

4-6 7-9 10-12 1-3 4-6 7-9 10-12 FY2010 FY2011E

FOMA+Xi 959 778 633 1,197 674 805 851 3,568 3,440

mova (526) (398) (318) (398) (269) (227) (220) (1,640) (1,240)

Note: The number of communication module service subscribers is included in total mobile broadband services subscribers.

Financial Results for the Nine Months Ended December 31, 2011

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

ARPU of Fixed Broadband Services (FLET’S Hikari)

ARPU increased year-on-year, due to the increase of optional servises, such as Hikari Denwa.

NTT East

(Yen)

6,000 4,000 2,000 0

Optional Service Basic Monthly Charge

Excluding effects from the earthquake *

5,900* 5,890* 5,900 * 5,940* 5,880* 5,820 5,900 5,900 5,880 5,850 5,890 5,930 5,880 5,940

1,520 1,550 1,580 1,610 1,600 1,620 1,630 1,570 1,670

4,300 4,350 4,320 4,270 4,250 4,270 4,300 4,310 4,270

FY2010 FY2011

FY2010 FY2011E

4-6 7-9 10-12 1-3 4-6 7-9 10-12

NTT West

(Yen)

6,000 4,000 2,000 0

5,830 5,890 5,910 5,930 5,920 5,940 5,940 5,890 5,960 1,540 1,570 1,590 1,610 1,620 1,650 1,650 1,580 1,660

4,290 4,320 4,320 4,320 4,300 4,290 4,290 4,310 4,300

FY2010 FY2011

4-6 7-9 10-12 1-3 4-6 7-9 10-12 FY2010 FY2011E

Note: FLET’S Hikari includes B FLET’S, FLET’S Hikari Next and FLET’S Hikari Light provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West. Please see page 24 regarding the calculation of ARPU.

*Figures were calculated by deducting the number of subscriptions which have not been billed due to damages by the Great East Japan Earthquake, from the subscription base used for calculating ARPU. These figures are for reference purposes only.

Financial Results for the Nine Months Ended December 31, 2011

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

ARPU of Mobile Broadband Services (FOMA, Xi)

Packet ARPU increased year-on-year, due to the increase in smartphone and data plan service subscriptions, as well as the expansion of various contents.

Voice ARPU Packet ARPU

(Yen)

8,000 7,000 6,000 5,000 4,000 3,000 2,000 1,000 0

5,190

2,680

2,510

5,200

2,660

2,540

5,130

2,590

2,540

4,760

2,190

2,570

FY2010

FY2011

4-6

7-9

10-12

1-3

4,960

2,340

2,620

4,970

2,280

2,690

4,880

2,190

2,690

FY2011

4-6

7-9

10-12

5,070

2,530

2,540

4,870

2,170

2,700

FY2010

FY2011E

Note: Communication module service subscribers and the revenues thereof are not included in the calculation of mobile broadband services ARPU.

Revenues and subscriptions from mova services, which are scheduled to be phased out by the end of March 2012, are induded in the calculation of ARPU. Please see page 24 regarding the calculation of ARPU.

Financial Results for the Nine Months Ended December 31, 2011

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Number of Subscribers for Video Services

Due to a net increase of 170 thousand subscribers for Hikari TV during the third quarter, the total number of subscribers increased to 2.64 million as of the end of December. Going forward, we will continue to endeavor to expand content and services to grow our customer base.

FLET’S TV* Hikari TV

1,000 subscribers

3,000

2,500

2,000

1,500

1,000

500

0

2,640 2,429 2,194

821

2,005

778

1,837

683

1,606 592 1,433 505 335 403

1,818 1,651 1,413 1,512 1,204 1,331 1,098

2010.6 2010.9 2010.12 2011.3 2011.6 2011.9 2011.12

2,834

934

1,900

* “FLET’S TV” requires a subscription to “FLET’S TV Transmission Service,” provided by NTT East and NTT West, and a subscription to Opticast Inc.’s broadcast service, “Opticast Facility Use Services.”

Financial Results for the Nine Months Ended December 31, 2011

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Financial Information

FY2011/3Q Contributing Factors by Segment

Regional communications business:

Decrease in Operating Revenues and Operating Income due to a fall in voice transmission services revenues, etc. Long distance and international communications business: Increase in Operating Revenues and Operating Income due to the acquisition of Dimension Data, etc.

Mobile communications business:

Decrease in Operating Revenues and Operating Income due to a fall in voice transmission services revenues, etc. Data communications business: Increase in Operating Revenues and Operating Income due to the increase in the number of consolidated subsidiaries.

Operating Revenues

7,542.7

[year-on-year;+241.0]

(135.2)

Regional communications business

Long distance and international communications business

+323.4

(35.0)

Mobile communications business

Data communications business

+71.3

Other (19.7)

Elimination of intersegment/Others

+36.1

(Billions of yen)

7,783.7

FY2010/3Q

Operating Expenses

6,477.4

[year-on-year;+296.9]

(78.1)

Regional communications business

Long distance and international communications business

+299.7

(21.3)

Mobile communications business

Data communications business

+65.7

Other (18.2)

Elimination of intersegment/Others

+49.0

FY2011/3Q

6,774.2

FY2010/3Q

Operating Income

[year-on-year:(55.9)]

FY2010/3Q

1,065.3

Regional communications business

(57.0)

Long distance and international communications business

+23.7

Mobile communications business

(13.7)

Data communications business

+5.6

Other business

(1.6)

Elimination of intersegment/ Others

(12.9)

FY2011/3Q

1,009.4

Financial Results for the Nine Months Ended December 31, 2011

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT East Financial Results

Operating Revenues and Operating Income decreased due to, among other things, the effects of non-recovering basic monthly charge revenues stemming from the earthquake and the retarding of IP Services revenue growth.

FY2011/3Q

Operating Revenues

(58.9)

(4.1)

Progress 72.8%

1,438.7

Voice Transmission Services (66.1) IP Services +38.8 Others (31.6)

1,379.8

FY2010/3Q

FY2011/3Q

Operating Expenses

(32.9)

(2.4)

Progress 73.0%

1,366.0

Personnel expenses (4.7) Expenses for purchase of goods and services and other expenses (18.5) Depreciation expenses and loss on disposal of assets (9.6)

1,333.0

FY2010/3Q

FY2011/3Q

Operating Income

72.7

(26.0)

(35.7)

Progress 66.8%

46.7

FY2011E

(62.1)

(3.2)

(Billions of yen)

1,957.1

Voice Transmission Services (93.2) IP Services +74.5 Others (43.3)

1,895.0

FY2010

FY2011E

(54.9)

(2.9)

1,879.9

Personnel expenses (4.7) Expenses for purchase of goods and services and other expenses (39.6) Depreciation expenses and loss on disposal of assets 10.5

1,825.0

FY2010

FY2011E

(7.1)

(9.3)

77.1

70.0

Financial Results for the Nine Months Ended December 31, 2011

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT West Financial Results

Operating Revenues and Operating Income decreased due to, among other things, the retarding of IP Services revenue growth.

FY2011/3Q

Operating Revenues

(56.7)

(4.4)

Progress 74.0%

1,304.4

Voice Transmission Services (62.1) IP Services +37.0 Others (31.6)

1,247.6

FY2010/3Q

FY2011/3Q

Operating Expenses

(38.0)

(3.0)

Progress 74.5%

1,253.9

Personnel expenses (3.7) Expenses for purchase of goods and services and other expenses (24.4) Depreciation expenses and loss on disposal of assets (9.8)

1,215.8

FY2010/3Q

FY2011/3Q

Operating Income

(18.6)

(37.0)

50.4

Progress 57.9%

31.8

FY2011E

(71.0)

(4.0)

(Billions of yen)

1,758.0

Voice Transmission Services (81.0) IP Services +53.9 Others (43.8)

1,687.0

FY2010

FY2011E

(76.4)

(4.5)

1,708.4

Personnel expenses (4.7) Expenses for purchase of goods and services and other expenses (55.2) Depreciation expenses and loss on disposal of assets (16.4)

1,632.0

FY2010

FY2011E

+5.3

49.6 +10.8%

55.0

Financial Results for the Nine Months Ended December 31, 2011

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT Communications Financial Results

While the trend of decreasing Operating Revenues continued, Operating Income increased due to extensive cost reductions, etc.

FY2011/3Q

Operating Revenues

(37.0)

(4.8)

Progress 72.6%

765.6 Voice Transmission Service (21.7) IP Services (5.7) Others (9.5)

728.5

FY2010/3Q

FY2011/3Q

Operating Expenses

(52.6)

(7.5)

Progress 71.3%

700.4 Personnel expenses (2.2) Expenses for purchase of goods and services and other expenses (40.2) Depreciation expenses and loss on disposal of assets (10.0)

647.7

FY2010/3Q

FY2011/3Q

Operating Income

+15.5

+23.9

65.2

Progress 85.0%

80.7

FY2011E

(30.4)

(Billions of yen) (2.9)

1,033.4

Voice Transmission Services (31.3) IP Services 1.7 Others +2.6

1,003.0

FY2010

FY2011E

(32.1)

(3.4)

940.1

Personnel expenses 2.3 Expenses for purchase of goods and services and other expenses (22.7) Depreciation expenses and loss on disposal of assets (7.0)

908.0

FY2010

FY2011E

+1.7

93.2 +1.9

95.0

Financial Results for the Nine Months Ended December 31, 2011

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Consolidated)

NTT DATA Financial Results

Increase in Operating Revenues and Operating Income due to the increase in the number of consolidated subsidiaries.

FY2011/3Q

Operating Revenues

+74.8

+9.2

Progress 74.1%

813.9

888.7

FY2010/3Q

FY2011/3Q

Operating Expenses

+69.4

+9.0

Progress 74.8%

768.0 837.4

FY2010/3Q FY2011/3Q

Operating Income

+5.4

+11.8

45.9

Progress 64.2%

51.3

FY2011E

(Billions of yen)

+38.0

+3.3

1,161.9 1,200.0

FY2010 FY2011E

+36.3

+3.4

1,083.6 1,120.0

FY2010 FY2011E

+1.6

78.3 +2.2 80.0

Financial Results for the Nine Months Ended December 31, 2011

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (U.S. GAAP Consolidated)

NTT DOCOMO Financial Results

Excluding the effects from the revision of the point program/handset repair program implemented during the last fiscal year, Operating Income substantially increased.

FY2011/3Q FY2011E

(Billions of yen)

Operating +15.7

Revenues (35.0) +0.4

Progress

(1.1) 74.9%

4,224.3 4,240.0

3,209.1 3,174.2

FY2010/3Q FY2011/3Q FY2010 FY2011E

Operating (20.3) (9.5)

Expenses (0.3)

(0.8) Progress

72.1%

2,450.6 2,430.4 3,379.5 3,370.0

FY2010/3Q FY2011/3Q FY2010 FY2011E

Operating

Income Progress

(14.7) 85.5% +25.3

(1.9) +3.0

758.5 743.8 844.7 870.0

Financial Results for the Nine Months Ended December 31, 2011

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP/U.S. GAAP)

Details of Difference Between Consolidated Operating Income and Total Operating Income of 5 Major Subsidiaries

(Billions of yen)

FY2010/3Q

992.9

+65.2

Total operating income of 5 major subsidiaries (JPN GAAP)

NTT (Holding Company): 7.3

NTT URBAN DEVELOPMENT (Consolidated): 21.2

NTT COMWARE: 5.2

NTT FINANCE (Consolidated): 9.1

Outsourcing companies (East): 6.1

Outsourcing companies (West): (1.7)

Other companies: 17.7

Total operating income of subsidiaries other than the 5 major ones (excluding the effect of dividends received by NTT (Holding Company)

+7.2

Pension (actuarial difference, etc.): +6.8

Depreciation of engineering facilities: (28.9)

Adjustments between operating and non—operating items, including eliminations, etc.

Elimination and U.S. GAAP adjustments

1,065.3

Consolidated operating income (U.S. GAAP)

FY2011/3Q

+70.2

(15.3)

954.5

Total of operating income of 5 major subsidiaries (JPN GAAP)

NTT (Holding Company): 4.0

NTT URBAN DEVELOPMENT (Consolidated): 20.2

NTT COMWARE: 0.6

NTT FINANCE (Consolidated): 10.8

Outsourcing companies (East): 4.6

Outsourcing companies (West): (0.2)

Other companies: 29.9

Total operating income of subsidiaries other than the 5 major ones (excluding the effect of dividends received by NTT (Holding Company)

Pension (actuarial difference, etc): (3.9)

Depreciation of engineering facilities: (25.2)

Adjustments between operating and non—operating items, including eliminations, etc.

Elimination and U.S. GAAP adjustments

1,009.4

Consolidated operating income (U.S. GAAP)

Financial Results for the Nine Months Ended December 31, 2011

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Details of Consolidated Cash Flows

NTT

- Cash flows from operating activities decreased due to a decrease in net income and an increase in payments of accounts payable. In cash flows from investing activities, cash outlays decreased due to a decrease in expenditures related to M&A.
- FCF increased by 111.0 billion yen to 58.9 billion yen compared to FY2010/3Q.
- Cash flows from financing activities amounted to increased cash outlays due to the buy back of shares and a decrease in debt repayment.

(Billions of yen)



Cash flows from operating activities (A)
Cash flows from investing activities (B)
Cash flows from financing activities
FCF (A) + (B)
EBITDA*
3,000
2,000
1,000
0
(1,000)
(2,000)
(3,000)
1,733.4
1,616.4
(117.0)
+228.0
(1,785.4)
(1,557.5)
(662.2)
(37.5)
(699.7)
58.9
(52.0)
+111.0
2,579.2
2,473.0
(106.3)
FY2010/3Q
FY2011/3Q
Increase/Decrease from same period of the previous fiscal year

* EBITDA = Operating Income + Depreciation, Amortization, and Loss on Disposal of Property, Plant and Equipment

Financial Results for the Nine Months Ended December 31, 2011

—16—

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Transformation of Business Structure

Consolidated Revenue Composition Image

Solution & New Business, etc. IP business Legacy business

100%

Solution &

New Business,

26% etc. IP,

29% 29% 30% 32% 33%

80% solution

&

52% new

IP business 58% 61% 65% 69% 70%

60% 26% roughly business

29% 32%

35%

37% 37%

Legacy two-thirds for account

40% business

48%

20% 42% 39%

35% 31% 30%

0%

FY2007 FY2008 FY2009 FY2010 FY2011/3Q FY2011E

Financial Results for the Nine Months Ended December 31, 2011

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Appendices

Appendices

Effects from the Earthquake

NTT Group’s consolidated Loss in FY2011/3Q due to effects from the earthquake was 25.0 billion yen, and Capital Investment was 10.0 billion yen.

The forecasts for Loss and for Capital Investment remain at the same level as the Initial Forecast: 30.0 billion yen and 30.0 billion yen, respectively.

(Billions of yen)

FY2011/3Q FY2011/3Q FY2011 Forecasts

(10-12)

Capital Capital

Profit/loss Profit/loss Profit/loss Capital Investment

Investment Investment

Approx. Approx.

NTT 12.0 8.0 4.0 1.0 18.0 25.0

East

Approx. Approx.

NTT DOCOMO 10.0 2.0 1.0 1.0 10.0 5.0

Approx.

others 3.0 — 0.0 — 2.0 —

Approx. Approx.

NTT Consolidated 25.0 10.0 5.0 2.0 30.0 30.0

Financial Results for the Nine Months Ended December 31, 2011

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Appendices

Capital Investment

(Billions of yen)

1,987.1 1,970.0

1,870.1

1,354.9

91.7 1,263.4 1,285.8

87.7 97.9

484.5 Other

468.3 501.3 NTT DOCOMO

(Consolidated)

NTT DATA (Consolidated)

NTT (Holding Company)

20.2 116.1 NTT Communications

19.4 105.6 18.3 95.3 NTT West

66.7 NTT East

62.5 79.6

259.8

260.4 243.3

315.5 259.2 249.7

FY2009/3Q FY2010/3Q FY2011/3Q

FY2009 FY2010 FY2011E

Financial Results for the Nine Months Ended December 31, 2011

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Appendices

Shareholders Returns


Dividends per share
(yen)
150
100
50
0
Dividends per share
Pay-out ratio
60
17.1%
80
23.0%
90
Approx. *1
23%
110
27.5%
120
32.3%
120
31.2%
140
32.9%
*2
*3
FY2005
FY2006
FY2007
FY2008
FY2009
FY2010
FY2011E
50%
40%
30%
20%
10%
0%
Pay-out ratio


Share buy backs
(Billions of yen)
600.0
400.0
200.0
0.0
539.4
94.4
200.0
223.4
• Resolution for 2nd buy back up to 44 million shares, 220.0 billion yen
*3
FY2005
FY2006
FY2007
FY2008
FY2009
FY2010
FY2011E

＊1 Excludes special factors such as the transfer of the substitutional portion of the Employee Pension Fund.

＊2 Excludes effects due to corporate tax reforms, etc. The pay-out ratio when the forementioned effects are included is presumed to be 38.6%.

＊3 Based on the assumption that NTT will buy back all of the 99.33 million shares that the government has budgeted for sale, and make them its treasury stock.

(Note) The basic policy on cancellation of all treasury stock owned by NTT as of March 31, 2010 (approx. 250 million shares) was resolved in May 2010, and one-half of such shares was cancelled in November 2010. The remaining half was cancelled in November 2011.

Financial Results for the Nine Months Ended December 31, 2011
—20—
Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Appendices

FY2011/3Q Details of Financial Results (Per Item)

Operating Revenues

[ year-on-year: +241.0]

7,542.7

Voice related services revenues

(309.6)

Fixed voice

Mobile voice

Fixed voice : (176.6) Mobile voice : (133.0)

SI revenues and sales of telecommunications equipment

+383.5

Systems Integration

Telecommunications equipment

Systems Integration : +395.0

Telecommunications equipment (Fixed-line) : (7.9)

Telecommunications equipment (Mobile) : (3.6)

Fixed IP/packet

Mobile IP/packet

IP/packet communications services revenues

+194.5

Fixed IP/packet : +84.8 Mobile IP/packet: +109.8

Other revenues

(27.5)

(Billions of yen)

7,783.7

FY2010/3Q

FY2011/3Q

Operating Expenses

[year-on-year: +296.9]

6,477.4

(49.7)

Depreciation expenses and loss on disposal of assets

+251.8

Expenses for purchase of goods and services and other expenses

+98.2

Personnel expenses

(3.4)

Other expenses

6,774.2

FY2010/3Q

FY2011/3Q

Financial Results for the Nine Months Ended December 31, 2011

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Appendices

Details of Consolidated Balance Sheet

March 31, 2011

19,665.6

(Billions of yen)

December 31, 2011

19,665.6

Assets

19,665.6

Depreciable Assets (property, plant and equipment)

8,454.5

Deferred Tax Assets (non-current) 887.0

Liabilities

9,584.7

Interest-Bearing Debt 4,553.5

Liability for Employees’ Retirement Benefits 1,536.0

Equity

10,080.9

Treasury Stock (603.1)

19,043.4

Assets

19,043.4 (622.2)

Depreciable Assets (property, plant and equipment)

8,239.6 (214.9)

Deferred Tax Assets (non-current)

798.9 (88.1)

Liabilities

8,983.4 (601.3)

Interest-Bearing Debt 4,329.2 (224.2)

Liability for Employees’ Retirement Benefits 1,568.3 +32.3

Equity

10,060.1 (20.9)

Treasury Stock (260.1) [+343.0]

Financial Results for the Nine Months Ended December 31, 2011

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Appendices

Consolidated and Main Subsidiaries' Financial Results for FY2011/3Q

NTT

(Billions of yen)

	NTT Consolidated [1] (U.S. GAAP)	NTT (Holding Company) Non-Consolidated (JPN GAAP)	NTT East Non-Consolidated (JPN GAAP)	NTT West Non-Consolidated (JPN GAAP)	NTT Com Non-Consolidated (JPN GAAP)	NTT DATA Consolidated (JPN GAAP)	NTT DOCOMO Consolidated (U.S. GAAP)
Operating Revenues	**7,783.7**	**370.1**	**1,379.8**	**1,247.6**	**728.5**	**888.7**	**3,174.2**
Change year-on-year	241.0	22.6	(58.9)	(56.7)	(37.0)	74.8	(35.0)
(% change)	3.2%	6.5%	(4.1)%	(4.4)%	(4.8)%	9.2%	(1.1)%
Forecasts for FY2011	10,540.0	412.0	1,895.0	1,687.0	1,003.0	1,200.0	4,240.0
(% progress)	73.8%	89.8%	72.8%	74.0%	72.6%	74.1%	74.9%
Opetating Expenses	**6,774.2**	**107.6**	**1,333.0**	**1,215.8**	**647.7**	**837.4**	**2,430.4**
Change year-on-year	296.9	0.6	(32.9)	(38.0)	(52.6)	69.4	(20.3)
(% change)	4.6%	0.6%	(2.4)%	(3.0)%	(7.5)%	9.0%	(0.8)%
Forecasts for FY2011	9,290.0	155.0	1,825.0	1,632.0	908.0	1,120.0	3,370.0
(% progress)	72.9%	69.5%	73.0%	74.5%	71.3%	74.8%	72.1%
Operating Income	**1,009.4**	**262.4**	**46.7**	**31.8**	**80.7**	**51.3**	**743.8**
Change year-on-year	(55.9)	22.0	(26.0)	(18.6)	15.5	5.4	(14.7)
(% change)	(5.2)%	9.2%	(35.7)%	(37.0)%	23.9%	11.8%	(1.9)%
Forecasts for FY2011	1,250.0	257.0	70.0	55.0	95.0	80.0	870.0
(% progress)	80.8%	102.1%	66.8%	57.9%	85.0%	64.2%	85.5%
Income Before Income Taxes [2]	**1,010.9**	**260.7**	**63.0**	**40.1**	**93.0**	**47.1**	**744.1**
Change year-on-year	(20.6)	25.7	(25.6)	(24.0)	17.3	4.2	(4.6)
(% change)	(2.0)%	11.0%	(28.9)%	(37.5)%	22.9%	9.8%	(0.6)%
Forecasts for FY2011	1,240.0	255.0	85.0	65.0	105.0	73.0	874.0
(% progress)	81.5%	102.3%	74.2%	61.7%	88.6%	64.6%	85.1%
Net Income	**359.2** [3]	**258.4**	**22.3**	**18.4**	**52.5**	**16.3**	**394.6** [4]
Change year-on-year	(99.1)	24.7	(33.8)	(29.9)	10.2	(6.4)	(49.4)
(% change)	(21.6)%	10.6%	(60.2)%	(61.9)%	24.2%	(28.4)%	(11.1)%
Forecasts for FY2011	465.0	254.0	31.0	36.0	58.0	33.0	474.0
(% progress)	77.2%	101.7%	72.1%	51.1%	90.7%	49.6%	83.3%

(1) The number of consolidated subsidiaries is 764 and the number of companies accounted for under the equity method is 101.
(2) "Income Before Income Taxes" for NTT (Holding Company), NTT East, NTT West, NTT Communications and NTT DATA represent their recurring profits.
(3) "Net Income" for NTT Consolidated represents "Net income attributable to NTT, excluding noncontrolling interests."
(4) "Net Income" for NTT DOCOMO represents "Net income attributable to NTT DOCOMO, excluding noncontrolling interests."

Financial Results for the Nine Months Ended December 31, 2011

—23—

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

Appendices

Calculation of ARPU

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, INS-NET and FLET’S Hikari, by the number of active subscribers to the relevant services. In the case of our mobile business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from Mobile (FOMA) services, revenues from Mobile (mova) services, and revenues from Mobile (Xi) services, which are incurred consistently each month (i.e., basic monthly charges and voice/packet communication charges), by the number of active subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales, activation fees and universal service charges. We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

Notes :

(1)	We compute the following four categories of ARPU for business conducted by each of NTT East and NTT West:

Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from FLET’S ADSL and FLET’S ISDN, which are included in operating revenues from IP Services.

Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from FLET’S ADSL.INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for INS-NET Subscriber Lines and revenues from FLET’S ISDN.

FLET’S Hikari ARPU: Calculated based on revenues from FLET’S Hikari (including FLET’S Hikari optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and connection device charges for Hikari Denwa, and revenues from FLET’S Hikari optional services, which are included in Supplementary Business revenues.

-FLET’S Hikari includes B FLET’S, FLET’S Hikari Next and FLET’S Hikari LIGHT provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West.

(2) Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU.

(3) For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the number of subscribers is determined using the number of subscriptions for each service.

(4) In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, for the purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines) and INS-NET Subscriber Lines ARPU, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

(5) For purposes of calculating FLET’S Hikari ARPU, number of subscribers is determined based on number of FLET’S Hikari subscribers including B FLET’S, FLET’S Hikari Next and FLET’S Hikari LIGHT provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West.

(6) We separately compute the following three categories of ARPU for mobile business conducted by NTT DOCOMO.Mobile Aggregate ARPU (FOMA+mova+Xi) = Voice ARPU (FOMA+mova+Xi) + Packet ARPU (FOMA+mova+Xi).

-Our Voice ARPU (FOMA+mova+Xi) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges attributable to our FOMA and mova services, and our Packet ARPU (FOMA+mova+Xi) is based on operating revenues related to packet services, such as basic monthly charges and packet communication charges.

Mobile Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).

-Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet services, such as basic monthly charges and packet communication charges, in each case attributable to our FOMA services.

Mobile Aggregate ARPU (mova) = Voice ARPU (mova) + Packet ARPU (mova).

-Our Voice ARPU (mova) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and our Packet ARPU (mova) is based on operating revenues related to packet services, such as basic monthly charges and packet communication charges, in each case attributable to our mova services.

(7) Communications module service, phone number storage service and mail address storage service subscribers and the revenues therefrom are not included in the calculations of Mobile Aggregate ARPU.

(8)Number of active subscribers used in the ARPU calculation of NTT East and NTT West are as below. -1Q Results: Sum of number of active subscribers** for each month from Apr. to Jun.

-2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept. -3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec. -4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

-Nine Months Results: Sum of Number of active subscribers** for each month from Apr. to Dec. -FY Results : Sum of number of active subscribers** for each month from Apr. to Mar.

-end FY Forecast: of Sept. + Sum Number of the of sum expected of actual subscribers Number at of end active of subscribers the following at Mar. the )/2)x6 end of each month from Apr. to Sept. and the average expected active Number of subscribers during the second half of the fiscal year ((Number of subscribers at (9)Number of active subscribers used in the ARPU calculation of NTT DOCOMO are as below.

-1Q Results: Sum of number of active subscribers

** for each month from Apr. to Jun. -2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept. -3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec. -4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

-Nine Months Results: Sum of Number of active subscribers** for each month from Apr. to Dec. -FY Results: Sum of number of active subscribers** for each month from Apr. to Mar.

-FY Forecast: Sum of expected number of active subscribers** for each month from Apr. ro Mar.

(10)Forecasts for the year ending March 31, 2012 have not been changed from those announced in the financial results for the six months ended September 30, 2011. **active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

Financial Results for the Nine Months Ended December 31, 2011

Copyright (c) 2012 Nippon Telegraph and Telephone Corporation

February 6, 2012

FOR IMMEDIATE RELEASE

Financial Statements for the Nine Months Ended December 31, 2011

The results of Nippon Telegraph and Telephone East Corporation (NTT East) for the nine months ended December 31, 2011 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

4.	Revised Forecasts for the Fiscal Year Ending March 31, 2012

For inquiries, please contact:

Mr. Hiroshi Niitsu or Mr. Takayuki Arita

Accounting Section, Finance Division

Nippon Telegraph and Telephone East Corporation

Tel: +81-3-5359-3331

E-mail: kessan_info@sinoa.east.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2011	December 31, 2011	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	518,747	500,369	(18,378)
Antenna facilities	5,456	5,172	(283)
Terminal equipment	73,253	66,569	(6,683)
Local line facilities	801,071	810,607	9,535
Long-distance line facilities	3,921	3,434	(486)
Engineering facilities	628,723	618,449	(10,274)
Submarine line facilities	2,213	1,886	(326)
Buildings	474,115	455,295	(18,819)
Construction in progress	42,344	38,459	(3,884)
Other	259,472	253,522	(5,950)
Total property, plant and equipment	2,809,318	2,753,767	(55,551)
Intangible fixed assets	104,987	92,449	(12,538)
Total fixed assets - telecommunications businesses	2,914,306	2,846,216	(68,090)
Investments and other assets
Other investments and assets	254,992	238,017	(16,974)
Allowance for doubtful accounts	(1,063)	(1,000)	62
Total investments and other assets	253,929	237,017	(16,911)
Total fixed assets	3,168,235	3,083,233	(85,002)

Current assets:
Cash and bank deposits	172,498	52,774	(119,724)
Notes receivable	7	35	28
Accounts receivable, trade	323,537	303,267	(20,270)
Supplies	35,259	42,014	6,755
Other current assets	69,587	105,139	35,551
Allowance for doubtful accounts	(4,073)	(3,569)	503
Total current assets	596,816	499,662	(97,154)

TOTAL ASSETS	3,765,052	3,582,895	(182,157)

	(Millions of yen)
	March 31, 2011	December 31, 2011	Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	666,055	721,517	55,462
Liability for employees’ retirement benefits	254,054	250,848	(3,206)
Reserve for point services	2,944	4,393	1,448
Reserve for unused telephone cards	15,101	14,568	(532)
Asset retirement obligations	629	640	10
Other long-term liabilities	10,056	12,666	2,609
Total long-term liabilities	948,842	1,004,634	55,791
Current liabilities:
Current portion of long-term borrowings from parent company	122,687	49,038	(73,649)
Accounts payable, trade	104,534	60,964	(43,569)
Short-term borrowings	30,000	—	(30,000)
Accrued taxes on income	1,661	6,063 *	4,402
Allowance for loss on disaster	5,500	3,644	(1,855)
Asset retirement obligations	70	—	(70)
Other current liabilities	421,985	339,978	(82,006)
Total current liabilities	686,438	459,689	(226,748)

TOTAL LIABILITIES	1,635,281	1,464,323	(170,957)

NET ASSETS
Shareholders’ equity:
Common stock	335,000	335,000	—
Capital surplus	1,499,726	1,499,726	—
Earned surplus	295,308	284,163	(11,145)
Total shareholders’ equity	2,130,035	2,118,890	(11,145)
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	(263)	(318)	(54)
Total unrealized gains (losses), translation adjustments, and others	(263)	(318)	(54)

TOTAL NET ASSETS	2,129,771	2,118,571	(11,200)

TOTAL LIABILITIES AND NET ASSETS	3,765,052	3,582,895	(182,157)

Note:	*NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2010		Nine months ended December 31, 2011		Increase (Decrease)	Year ended March 31, 2011
Telecommunications businesses:
Operating revenues	1,333,150		1,288,907		(44,243)	1,776,085
Operating expenses	1,263,374		1,247,587		(15,786)	1,706,911
Operating income from telecommunications businesses	69,775		41,319		(28,456)	69,173

Supplementary businesses:
Operating revenues	105,630		90,919		(14,711)	181,061
Operating expenses	102,637		85,482		(17,154)	173,080
Operating income from supplementary businesses	2,992		5,436		2,443	7,981
Operating income	72,768		46,755		(26,013)	77,155

Non-operating revenues:
Interest income	101		76		(24)	141
Dividends received	1,815		2,653		837	1,817
Lease and rental income	34,051		32,953		(1,098)	45,112
Miscellaneous income	5,877		3,525		(2,352)	6,823
Total non-operating revenues	41,845		39,208		(2,637)	53,894

Non-operating expenses:
Interest expenses	8,317		7,513		(804)	10,969
Lease and rental expenses	15,524		14,245		(1,278)	21,457
Miscellaneous expenses	2,096		1,175		(920)	2,556
Total non-operating expenses	25,938		22,933		(3,004)	34,983
Recurring profit	88,676		63,030		(25,646)	96,066
Special profits	—		4,454		4,454	—
Special losses	—		9,687		9,687	19,190
Income before income taxes	88,676		57,796		(30,879)	76,876
Income taxes	32,447	*	35,442	*	2,994	24,572
Net income	56,229		22,354		(33,874)	52,303

Note:	*NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2010	Nine months ended December 31, 2011	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2011
Voice transmission services revenues (excluding IP services revenues)	563,967	497,810	(66,157)	(11.7)	742,278
Monthly charge revenues*	387,207	349,928	(37,279)	(9.6)	509,204
Call rates revenues*	54,255	44,801	(9,453)	(17.4)	71,160
Interconnection call revenues*	75,715	62,700	(13,015)	(17.2)	99,854
IP services revenues	538,880	577,749	38,868	7.2	724,493
Leased circuit services revenues (excluding IP services revenues)	112,805	102,579	(10,226)	(9.1)	149,488
Telegram services revenues	14,275	12,660	(1,615)	(11.3)	18,869
Other telecommunications services revenues	103,221	98,108	(5,113)	(5.0)	140,956

Telecommunications total revenues	1,333,150	1,288,907	(44,243)	(3.3)	1,776,085

Supplementary business total revenues	105,630	90,919	(14,711)	(13.9)	181,061

Total operating revenues	1,438,780	1,379,826	(58,954)	(4.1)	1,957,147

*	Partial listing only.

4. Revised Forecasts for the Fiscal Year Ending March 31, 2012

Income tax rates will be adjusted for accounting periods that begin on or after April 1, 2012, and the corresponding statutory effective tax rate will be lowered. As a result, a portion of deferred tax assets will be reversed, and NTT East has revised its results forecasts that were announced in the financial results release on November 9, 2011 for the six months ended September 30, 2011, as follows.

	(Billions of yen)
	Year Ending March 31, 2012 (Forecasts when previous 2Q results were announced)	Year Ending March 31, 2012 (Revised Forecasts)	Change
Operating Revenues	1,895.0	1,895.0	—
Operating Income	70.0	70.0	—
Recurring Profit	85.0	85.0	—
Net Income	47.0	31.0	(16.0)

February 6, 2012

FOR IMMEDIATE RELEASE

Financial Statements for the Nine Months Ended December 31, 2011

The results of Nippon Telegraph and Telephone West Corporation (NTT West) for the nine months ended December 31, 2011 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

4.	Revised Forecasts for the Fiscal Year Ending March 31, 2012

For inquiries, please contact:

Takashi Sasaki or Takehisa Maegawa

Accounting Section, Finance Division

Nippon Telegraph and Telephone West Corporation

Tel: +81-6-4793-3141

E-mail: kessan-info@west.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2011	December 31, 2011	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	512,794	491,597	(21,196)
Antenna facilities	7,607	7,215	(392)
Terminal equipment	21,343	21,053	(289)
Local line facilities	862,726	869,901	7,174
Long-distance line facilities	2,984	2,886	(98)
Engineering facilities	580,930	571,351	(9,578)
Submarine line facilities	1,977	1,749	(228)
Buildings	417,342	399,533	(17,808)
Construction in progress	25,001	30,970	5,969
Other	229,855	224,720	(5,134)
Total property, plant and equipment	2,662,564	2,620,980	(41,583)
Intangible fixed assets	83,872	74,160	(9,712)
Total fixed assets - telecommunications businesses	2,746,436	2,695,141	(51,295)
Investments and other assets
Other investments and assets	184,655	174,475	(10,180)
Allowance for doubtful accounts	(393)	(374)	18
Total investments and other assets	184,261	174,100	(10,161)
Total fixed assets	2,930,698	2,869,241	(61,456)

Current assets:
Cash and bank deposits	130,313	76,363	(53,949)
Notes receivable	198	9	(189)
Accounts receivable, trade	272,994	276,577	3,582
Supplies	29,935	34,293	4,357
Other current assets	45,810	63,248	17,437
Allowance for doubtful accounts	(2,220)	(2,264)	(43)
Total current assets	477,032	448,227	(28,804)

TOTAL ASSETS	3,407,731	3,317,469	(90,261)

	(Millions of yen)
	March 31, 2011	December 31, 2011		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	954,099	1,043,964		89,865
Liability for employees’ retirement benefits	258,049	251,013		(7,036)
Reserve for point services	4,815	6,292		1,476
Reserve for unused telephone cards	14,280	13,776		(503)
Asset retirement obligations	436	304		(132)
Other long-term liabilities	15,383	14,400		(982)
Total long-term liabilities	1,247,064	1,329,751		82,687
Current liabilities:
Current portion of long-term borrowings from parent company	142,428	57,530		(84,898)
Accounts payable, trade	70,297	54,212		(16,084)
Short-term borrowings	23,000	25,000		2,000
Accrued taxes on income	674	449	*	(224)
Asset retirement obligations	—	119		119
Other current liabilities	392,674	331,518		(61,155)
Total current liabilities	629,073	468,829		(160,244)

TOTAL LIABILITIES	1,876,137	1,798,581		(77,556)

NET ASSETS
Shareholders’ equity:
Common stock	312,000	312,000		—
Capital surplus	1,170,054	1,170,054		—
Earned surplus	49,611	36,816		(12,795)
Total shareholders’ equity	1,531,665	1,518,870		(12,795)
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	(72)	17		89
Total unrealized gains (losses), translation adjustments, and others	(72)	17		89

TOTAL NET ASSETS	1,531,593	1,518,887		(12,705)

TOTAL LIABILITIES AND NET ASSETS	3,407,731	3,317,469		(90,261)

Note:	*NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2010		Nine months ended December 31, 2011		Increase (Decrease)	Year ended March 31, 2011
Telecommunications businesses:
Operating revenues	1,199,090		1,154,319		(44,770)	1,597,362
Operating expenses	1,148,976		1,126,833		(22,142)	1,548,824
Operating income from telecommunications businesses	50,113		27,485		(22,627)	48,537

Supplementary businesses:
Operating revenues	105,339		93,355		(11,983)	160,696
Operating expenses	104,960		89,019		(15,941)	159,587
Operating income from supplementary businesses	378		4,336		3,957	1,108
Operating income	50,492		31,821		(18,670)	49,646

Non-operating revenues:
Interest income	4		4		(0)	5
Dividends received	2,150		1,159		(990)	2,151
Lease and rental income	33,379		29,104		(4,274)	43,495
Miscellaneous income	2,635		2,142		(492)	4,183
Total non-operating revenues	38,170		32,411		(5,758)	49,835

Non-operating expenses:
Interest expenses	12,334		11,903		(430)	16,383
Lease and rental expenses	10,385		11,608		1,223	14,648
Miscellaneous expenses	1,768		588		(1,180)	5,379
Total non-operating expenses	24,488		24,101		(387)	36,412
Recurring profit	64,174		40,132		(24,041)	63,069
Income before income taxes	64,174		40,132		(24,041)	63,069
Income taxes	15,856	*	21,727	*	5,871	13,983
Net income	48,318		18,404		(29,913)	49,085

Note:	*NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2010	Nine months ended December 31, 2011	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2011
Voice transmission services revenues (excluding IP services revenues)	554,037	491,891	(62,145)	(11.2)	729,085
Monthly charge revenues*	381,282	347,104	(34,178)	(9.0)	502,703
Call rates revenues*	47,602	39,393	(8,208)	(17.2)	61,884
Interconnection call revenues*	82,989	69,113	(13,875)	(16.7)	108,696
IP services revenues	431,278	468,306	37,028	8.6	582,095
Leased circuit services revenues (excluding IP services revenues)	100,088	94,057	(6,030)	(6.0)	133,103
Telegram services revenues	16,455	15,060	(1,394)	(8.5)	22,161
Other telecommunications services revenues	97,231	85,002	(12,228)	(12.6)	130,916

Telecommunications total revenues	1,199,090	1,154,319	(44,770)	(3.7)	1,597,362

Supplementary business total revenues	105,339	93,355	(11,983)	(11.4)	160,696

Total operating revenues	1,304,430	1,247,675	(56,754)	(4.4)	1,758,058

*	Partial listing only.

4. Revised Forecasts for the Fiscal Year Ending March 31, 2012

Income tax rates will be adjusted for accounting periods that begin on or after April 1, 2012, and the corresponding statutory effective tax rate will be lowered. As a result, a portion of deferred tax assets will be reversed, and NTT West has revised its results forecasts that were announced in the financial results release on November 9, 2011 for the six months ended September 30, 2011, as follows.

<Forecasts for FY2011>

	(Billions of yen)
	Year Ending March 31, 2012 (Forecasts when previous 2Q results were announced)	Year Ending March 31, 2012 (Revised Forecasts)	Change
Operating Revenues	1,687.0	1,687.0	±0.0
Operating Income	55.0	55.0	±0.0
Recurring Profit	65.0	65.0	±0.0
Net Income	49.0	36.0	(13.0)

February 6, 2012

FOR IMMEDIATE RELEASE

NTT Com Announces Financial Results for the Nine Months Ended December 31, 2011

TOKYO, JAPAN — NTT Communications Corporation (NTT Com) announced today its financial results for the nine months ended December 31, 2011. Please see the following attachments for further details:

I.	Non-Consolidated Comparative Balance Sheets

II.	Non-Consolidated Comparative Statements of Income

III.	Business Results (Non-Consolidated Operating Revenues)

IV.	Financial Results of NTT Communications Group

V.	Revised Forecasts for the Fiscal Year Ending March 31, 2012

#    #    #

About NTT Communications Corporation

NTT Communications provides a broad range of global networks, management solutions and IT services to customers worldwide. The company is renowned for reliable, high-quality security, hosting, voice, data and IP services, as well as expertise in managed networks and leadership in IPv6 transit technology. NTT Communications’ extensive infrastructure includes Arcstar™ Global IP-VPN and Global e-VLAN, as well as a Tier-1 IP backbone reaching more than 150 countries in partnership with major Internet service providers, and secure data centers in Asia, North America and Europe. NTT Communications is the wholly-owned subsidiary of Nippon Telegraph and Telephone Corporation, one of the world’s largest telecoms with listings on the Tokyo, London and New York stock exchanges. Please visit www.ntt.com/index-e.html.

For more information

(Ms.) Naomi Komoda or (Mr.) Takashi Ikai

Accounting and Taxation, Finance, NTT Communications

Tel: +81 3 6700 4311

Email: info-af@ntt.com

I. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2011	December 31, 2011	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	148,965	150,204	1,239
Antenna facilities	1,688	1,617	(70)
Terminal equipment	1,134	979	(154)
Local line facilities	840	794	(45)
Long-distance line facilities	8,299	7,607	(691)
Engineering facilities	55,813	54,777	(1,035)
Submarine line facilities	11,128	9,485	(1,642)
Buildings	133,473	129,911	(3,561)
Construction in progress	17,829	16,571	(1,257)
Other	87,700	88,570	870
Total property, plant and equipment	466,872	460,521	(6,350)
Intangible fixed assets	73,165	83,001	9,835
Total fixed assets - telecommunications businesses	540,038	543,522	3,484
Investments and other assets
Investments in subsidiaries and affiliated companies	182,233	187,284	5,050
Other investments and assets	173,332	167,329	(6,003)
Allowance for doubtful accounts	(266)	(228)	38
Total investments and other assets	355,300	354,385	(914)
Total fixed assets	895,338	897,908	2,570

Current assets:
Cash and bank deposits	54,796	27,205	(27,591)
Notes receivable	12	334	322
Accounts receivable, trade	185,255	182,088	(3,166)
Supplies	7,035	9,396	2,361
Other current assets	23,696	31,664	7,968
Allowance for doubtful accounts	(2,340)	(2,274)	65
Total current assets	268,455	248,415	(20,039)

TOTAL ASSETS	1,163,793	1,146,324	(17,469)

	(Millions of yen)
	March 31, 2011	December 31, 2011		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	107,309	65,374		(41,934)
Liability for employees’ retirement benefits	79,372	83,308		3,935
Reserve for point services	3,684	3,910		226
Reserve for unused telephone cards	6,318	6,096		(222)
Asset retirement obligations	619	665		46
Other long-term liabilities	15,187	15,413		226
Total long-term liabilities	212,493	174,769		(37,724)
Current liabilities:
Current portion of long-term borrowings from parent company	37,073	43,858		6,784
Accounts payable, trade	28,834	16,355		(12,479)
Short-term borrowings	65	1,215		1,149
Accounts payable, other	165,741	144,420		(21,320)
Accrued taxes on income	664	5,567	*	4,902
Allowance for losses on construction	—	9		9
Allowance for loss on disaster	957	604		(353)
Asset retirement obligations	16	—		(16)
Other current liabilities	29,572	28,836		(735)
Total current liabilities	262,926	240,866		(22,059)

TOTAL LIABILITIES	475,420	415,636		(59,783)

NET ASSETS
Shareholders’ equity:
Common stock	211,763	211,763		—
Capital surplus	131,615	131,615		—
Earned surplus	313,022	350,609		37,586
Total shareholders’ equity	656,401	693,988		37,586
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	31,972	36,699		4,727
Total unrealized gains (losses), translation adjustments, and others	31,972	36,699		4,727

TOTAL NET ASSETS	688,373	730,688		42,314

TOTAL LIABILITIES AND NET ASSETS	1,163,793	1,146,324		(17,469)

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

II. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2010		Nine months ended December 31, 2011		Increase (Decrease)	Year ended March 31, 2011
Telecommunications businesses:
Operating revenues	654,469		616,720		(37,748)	868,467
Operating expenses	587,090		535,077		(52,013)	772,624
Operating income from telecommunications businesses	67,379		81,643		14,264	95,842

Supplementary businesses:
Operating revenues	111,135		111,871		735	164,948
Operating expenses	113,310		112,718		(592)	167,522
Operating losses from supplementary businesses	(2,175)		(847)		1,328	(2,574)
Operating income	65,203		80,796		15,592	93,268

Non-operating revenues:
Interest income	47		52		5	66
Dividends received	8,816		8,832		16	8,839
Lease and rental income	10,322		9,805		(516)	13,699
Miscellaneous income	762		1,160		398	1,133
Total non-operating revenues	19,948		19,851		(96)	23,739

Non-operating expenses:
Interest expenses	2,273		1,711		(561)	2,999
Lease and rental expenses	6,096		5,577		(519)	8,221
Miscellaneous expenses	1,055		328		(727)	2,102
Total non-operating expenses	9,426		7,617		(1,808)	13,322
Recurring profit	75,725		93,030		17,304	103,684
Special profits	—		3,728		3,728	—
Special losses	2,402		—		(2,402)	3,545
Income before income taxes	73,323		96,759		23,436	100,139
Income taxes	30,982	*	44,171	*	13,189	31,174
Net income	42,340		52,587		10,246	68,964

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan. However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

III. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Nine months ended December 31, 2010	Nine months ended December 31, 2011	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2011
Voice transmission services revenues (excluding IP services revenues)	267,347	245,593	(21,754)	(8.1)	353,322
IP services revenues	287,144	281,437	(5,707)	(2.0)	381,772
Open computer network services revenues*	122,049	119,409	(2,640)	(2.2)	162,141
IP-Virtual private network services revenues*	56,085	52,302	(3,783)	(6.7)	74,296
Wide-Area Ethernet services revenues*	41,684	40,598	(1,085)	(2.6)	55,138
Data communications revenues (excluding IP services revenues)	68,570	59,692	(8,877)	(12.9)	90,751
Leased circuit services revenues*	48,359	42,967	(5,391)	(11.1)	64,295
Solution services revenues	122,924	123,073	148	0.1	181,471
Others	19,618	18,795	(822)	(4.2)	26,096

Total operating revenues	765,604	728,591	(37,012)	(4.8)	1,033,415

Notes:	1.	Certain amounts of “Leased circuit services revenues” have been reclassified to “IP services revenues” from the three months ended June 30, 2011.

		Accordingly, part of the prior year’s amounts has been reclassified.

	2.	Partial listing only.

IV. Financial Results of NTT Communications Group

	(Millions of yen)
	Nine months ended December 31, 2010	Nine months ended December 31, 2011	Increase (Decrease)	Percent Increase (Decrease)
Operating revenues	924,483	893,417	(31,066)	(3.4)
Operating expenses	858,362	809,946	(48,416)	(5.6)
Operating income	66,121	83,471	17,350	26.2

V. Revised Forecasts for the Fiscal Year Ending March 31,

Income tax rates will be adjusted for accounting periods that begin on or after April 1, 2012. In addition, the corresponding statutory effective tax rates will be lowered, and as a result, a portion of deferred tax assets will be reversed. In addition to the effects of the foregoing, and because special profits were recorded in the nine-month period ended December 31, 2011, NTT Com has revised its results forecasts that were announced in the financial results release on November 9, 2011 for the six months ended September 30, 2011, as follows.

	(Billions of yen)
	Year Ending March 31, 2012 (Forecasts when previous 2Q results were announced)	Year Ending March 31, 2012 (Revised Forecasts)	Change
Operating Revenues	1,003.0	1,003.0	—
Operating Income	95.0	95.0	—
Recurring Profit	105.0	105.0	—
Net Income	61.0	58.0	(3.0)

February 6, 2012

Nippon Telegraph and Telephone Corporation

Supplementary Data for

the Nine Months Ended December 31, 2011

The projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

1.	Number of Subscribers

	A As of Mar. 31, 2011	B As of Jun. 30, 2011	C As of Sept. 30, 2011	D As of Dec. 31, 2011			E As of Mar. 31, 2012 (Forecast)
				F				G
					Change	Progress		Change
					D-A	F/G		E-A
Telephone Subscriber Lines	30,271	29,563	28,856	28,215	(2,056)	66.9%	27,196	(3,075)
NTT East	14,929	14,600	14,232	13,909	(1,021)	62.6%	13,299	(1,630)
NTT West	15,342	14,963	14,624	14,306	(1,036)	71.7%	13,897	(1,445)
INS-Net	4,613	4,488	4,370	4,262	(351)	73.9%	4,137	(475)
NTT East	2,390	2,328	2,262	2,200	(190)	70.4%	2,120	(270)
NTT West	2,222	2,160	2,107	2,061	(161)	78.5%	2,017	(205)
Telephone Subscriber Lines + INS-Net	34,884	34,051	33,225	32,476	(2,407)	67.8%	31,334	(3,550)
NTT East	17,319	16,928	16,494	16,109	(1,211)	63.7%	15,419	(1,900)
NTT West	17,564	17,123	16,731	16,368	(1,197)	72.5%	15,914	(1,650)
Public Telephones	252,775	248,673	241,910	235,890	(16,885)	56.7%	222,975	(29,800)
NTT East	121,508	119,377	116,134	113,109	(8,399)	52.5%	105,508	(16,000)
NTT West	131,267	129,296	125,776	122,781	(8,486)	61.5%	117,467	(13,800)
FLET’S ISDN	193	179	168	160	(33)	83.4%	154	(39)
NTT East	94	86	81	76	(18)	91.5%	74	(20)
NTT West	99	92	88	84	(14)	75.0%	79	(19)
FLET’S ADSL	2,858	2,715	2,579	2,451	(407)	89.4%	2,403	(455)
NTT East	1,418	1,347	1,273	1,207	(211)	84.5%	1,168	(250)
NTT West	1,439	1,368	1,306	1,244	(195)	95.3%	1,234	(205)
FLET’S Hikari	15,059	15,595	15,963	16,310	1,252	59.6%	17,159	2,100
NTT East	8,511	8,832	9,040	9,224	713	57.0%	9,761	1,250
NTT West	6,547	6,762	6,923	7,086	539	63.4%	7,397	850
FLET’S Hikari Next*	4,596	5,291	5,925	6,523	1,927	64.2%	7,596	3,000
NTT East	2,963	3,338	3,677	3,981	1,018	56.5%	4,763	1,800
NTT West	1,633	1,953	2,248	2,542	910	75.8%	2,833	1,200
FLET’S Hikari LIGHT*	—	27	106	180	180	25.7%	700	700
NTT East	—	27	106	180	180	25.7%	700	700
Hikari Denwa	12,113	12,565	13,023	13,470	1,357	60.3%	14,363	2,250
NTT East	6,446	6,692	6,945	7,181	735	58.8%	7,696	1,250
NTT West	5,667	5,874	6,078	6,289	622	62.2%	6,667	1,000
Conventional Leased Circuit Services	281	279	277	274	(7)	41.0%	265	(16)
NTT East	139	138	137	135	(3)	49.7%	132	(7)
NTT West	142	141	140	139	(3)	34.2%	133	(9)
High Speed Digital Services	171	167	165	162	(9)	62.0%	157	(14)
NTT East	91	89	88	86	(5)	68.7%	84	(7)
NTT West	80	78	77	76	(4)	55.3%	73	(7)
NTT Group Major ISPs	11,662	11,779	11,866	11,921	259	81.5%	11,980	318
OCN*	8,234	8,349	8,431	8,481	247	80.9%	8,540	306
Plala*	3,101	3,106	3,111	3,116	15	77.0%	3,120	19
Video Services	—	—	—	—	—	—	—	—
Hikari TV	1,413	1,512	1,651	1,818	405	83.2%	1,900	487
FLET’S TV Transmission Services	592	683	778	821	229	67.1%	934	342
NTT East	475	533	595	621	146	66.2%	695	220
NTT West	117	149	183	200	84	68.6%	239	122
Mobile	58,010	58,415	58,993	59,624	1,615	73.3%	60,210	2,200
FOMA*	56,746	57,324	57,862	57,962	1,216	56.8%	58,890	2,140
Xi*	26	121	389	1,139	1,114	85.7%	1,330	1,300
i-mode	48,141	47,450	46,183	44,737	(3,404)	70.4%	43,300	(4,840)
sp-mode	2,095	3,296	5,375	6,971	4,877	66.3%	9,450	7,360

Notes :	(1)	Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).

	(2)	INS-Net includes “INS-Net 64” and “INS-Net 1500”. In terms of number of channels, transmission rate, and line use rate (base rate), “INS-Net 1500” is in all cases roughly ten times greater than “INS-Net 64”. For this reason, one “INS-Net 1500” subscription is calculated as ten “INS-Net 64” subscriptions (INS-Net 64 Lite Plan is included).

	(3)	Number of FLET’S Hikari subscribers includes subscribers to “B FLET’S”, “FLET’S Hikari Next” and “FLET’S Hikari LIGHT” provided by NTT East, and subscribers to “B FLET’S”, “FLET’S Hikari Premium”, “FLET’S Hikari Mytown” and “FLET’S Hikari Next” provided by NTT West.

	(4)	NTT Group Major ISPs includes “WAKWAK” and “InfoSphere”, in addition to “OCN” and “Plala”.

	(5)	Number of communication module service subscribers is included in the number of mobile subscribers.

	(6)	Changes in the number of Mobile (“FOMA”*, “Xi”* are included), “i-mode” and “sp-mode” subscribers as of Mar. 31, 2012 (Forecast) are forecasted net-increases.

	(7)	Effective Mar. 3, 2008, “FOMA” services subscriptions became mandatory for subscription to “2 in 1” services. Such FOMA services subscriptions to “2 in 1” services are included in the above numbers of Mobile phone service subscriptions and “FOMA”* service subscriptions.

	(8)	Forecasts for the year ending March 31, 2012 have not been changed from those announced in the financial results for the six months ended September 30, 2011.

* Partial listing only

2.	Number of Employees

	(Person)
	A As of Dec. 31, 2010	B As of Dec. 31, 2011		C As of Mar. 31, 2012 (Forecast)(1)(3)
			Change
			B-A
NTT Consolidated	231,300	234,650	3,350	224,800
Core Group Companies
NTT (Holding Company)	2,950	2,950	0	2,900
NTT East	6,050	6,050	0	5,950
NTT West	5,700	5,400	(300)	5,250
NTT Communications	8,350	8,100	(250)	8,000
NTT DATA (Consolidated)	50,600	57,700	7,100	57,350
NTT DOCOMO (Consolidated)	23,400	23,700	300	23,350
(Reference) Outsourcing Companies(2)
East Outsourcing Companies	38,350	36,150	(2,200)	33,100
West Outsourcing Companies	40,550	37,650	(2,900)	34,300

Notes :	(1)	Figures do not include the number of employees who retired or will retire at the end of a fiscal year and who were rehired or will be rehired at the beginning of the following fiscal year.

	(2)	Figures for East Outsourcing Companies include the consolidated prefectural outsourcing companies (NTT EAST-TOKYO and others), NTT-ME and NTT EAST SOLUTIONS, while figures for West Outsourcing Companies include the consolidated regional outsourcing companies (NTT WEST-KANSAI and others), NTT MARKETING ACT, NTT NEOMEIT and NTT WEST-HOMETECHNO. Figures for those companies include the number of employees who retired or will retire at the end of a fiscal year and who were rehired or will be rehired at the beginning of the following fiscal year, as described below:

		—	As of Mar. 31, 2012 (Forecast): (East Outsourcing Companies: 1,100 employees; West Outsourcing Companies: 1,300 employees)

	(3)	Forecasts for the year ending March 31, 2012 have not been changed from those announced in the financial results for the six months ended September 30, 2011.

3.	Capital Investment

	(Billions of yen)
	A Nine Months Ended Dec. 31, 2010	B Nine Months Ended Dec. 31, 2011			C Year Ending Mar. 31, 2012 (Forecast)
			Change	Progress
			B-A	B/C
NTT Consolidated	1,263.4	1,285.8	22.4	65.3%	1,970.0
Core Group Companies
NTT (Holding Company)	19.4	18.3	(1.0)	54.0%	34.0
NTT East	259.2	249.7	(9.5)	58.1%	430.0
NTT West	260.4	243.3	(17.0)	66.7%	365.0
NTT Communications	62.5	79.6	17.1	62.3%	128.0
NTT DATA (Consolidated)	105.6	95.3	(10.2)	70.7%	135.0
NTT DOCOMO (Consolidated)	468.3	501.3	33.0	68.9%	728.0

Note :	Forecasts for the year ending March 31, 2012 have not been changed from those announced in the financial results for the six months ended September 30, 2011.

4.	Financial Results and Projections (NTT Consolidated, NTT (Holding Company))

	(Billions of yen)
	A Nine Months Ended Dec. 31, 2010	B Nine Months Ended Dec. 31, 2011			C Year Ending Mar. 31, 2012 (Revised Forecast)	[Ref.] Year Ending Mar. 31, 2012 (Forecast when previous 2Q results were announced)
			Change	Progress
			B-A	B/C
NTT Consolidated (US GAAP)
Operating Revenues	7,542.7	7,783.7	241.0	73.8%	10,540.0	10,540.0
Fixed Voice Related Services	1,646.5	1,470.0	(176.6)	—	—	—
Mobile Voice Related Services	1,557.6	1,424.6	(133.0)	—	—	—
IP/Packet Communications Services	2,487.7	2,682.2	194.5	—	—	—
Sales of Telecommunications Equipment	424.2	412.7	(11.5)	—	—	—
System Integration	882.7	1,277.8	395.0	—	—	—
Other	544.0	516.5	(27.5)	—	—	—
Operating Expenses	6,477.4	6,774.2	296.9	72.9%	9,290.0	9,290.0
Cost of Services (exclusive of items shown separately below)	1,788.8	1,772.0	(16.7)	—	—	—
Cost of Equipment Sold (exclusive of items shown separately below)	553.2	542.5	(10.7)	—	—	—
Cost of System Integration (exclusive of items shown separately below)	567.0	867.5	300.5	—	—	—
Depreciation and Amortization	1,457.7	1,412.5	(45.2)	—	—	—
Impairment Loss	0.7	0.1	(0.6)	—	—	—
Selling, General and Administrative Expenses	2,110.0	2,179.5	69.5	—	—	—
Write-Down of Goodwill and Other Intangible Assets	—	—	—	—	—	—
Operating Income	1,065.3	1,009.4	(55.9)	80.8%	1,250.0	1,250.0
Income Before Income Taxes	1,031.5	1,010.9	(20.6)	81.5%	1,240.0	1,240.0
Net Income Attributable to NTT	458.3	359.2	(99.1)	77.2%	465.0	545.0
(Ref.) Details of “Cost of Services”, “Cost of Equipment Sold”, “Cost of System Integration” and “Selling, General and Administrative Expenses”
Personnel	1,485.0	1,583.2	98.2	—	—	—
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	3,273.7	3,525.5	251.8	—	—	—
Loss on Disposal of Property, Plant and Equipment	91.4	86.9	(4.5)	—	—	—
Other Expenses	168.8	166.0	(2.8)	—	—	—
Total	5,018.9	5,361.6	342.7	—	—	—
NTT (Holding Company) (JPN GAAP)
Operating Revenues	347.4	370.1	22.6	89.8%	412.0	412.0
Operating Expenses	107.0	107.6	0.6	69.5%	155.0	155.0
Operating Income	240.4	262.4	22.0	102.1%	257.0	257.0
Non-Operating Revenues	33.7	31.2	(2.4)	74.3%	42.0	42.0
Non-Operating Expenses	39.1	32.9	(6.1)	74.8%	44.0	44.0
Recurring Profit	234.9	260.7	25.7	102.3%	255.0	255.0
Net Income	233.6	258.4	24.7	101.7%	254.0	256.0

Note:	With respect to Net Income Attributable to NTT under NTT Consolidated and Net Income under NTT (Holding Company), a portion of deferred tax assets will be reversed due to the lowering of statutory effective tax rates in conjunction with an adjustment of income tax rates. As a result, forecasts for the fiscal year ending March 31, 2012 have been revised.

4.	Financial Results and Projections (NTT East, NTT West)

	(Billions of yen)
	A Nine Months Ended Dec. 31, 2010	B Nine Months Ended Dec. 31, 2011			C Year Ending Mar. 31, 2012 (Revised Forecast)(3)	[Ref.] Year Ending Mar. 31, 2012 (Forecast when previous 2Q results were announced)
			Change	Progress
			B-A	B/C
NTT East (JPN GAAP)
Operating Revenues	1,438.7	1,379.8	(58.9)	72.8%	1,895.0	1,895.0
Voice Transmission Services (excluding IP)(1)	563.9	497.8	(66.1)	76.7%	649.0	649.0
IP Services(2)	538.8	577.7	38.8	72.3%	799.0	799.0
Leased Circuit (excluding IP)	112.8	102.5	(10.2)	76.0%	135.0	135.0
Telegraph	14.2	12.6	(1.6)	70.3%	18.0	18.0
Other	103.2	98.1	(5.1)
Supplementary Business	105.6	90.9	(14.7)	64.3%	294.0	294.0
Operating Expenses	1,366.0	1,333.0	(32.9)	73.0%	1,825.0	1,825.0
Personnel	87.4	82.7	(4.7)	73.2%	113.0	113.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	893.6	875.0	(18.5)	72.7%	1,203.0	1,203.0
Depreciation and Amortization	298.4	291.5	(6.9)	74.9%	389.0	389.0
Loss on Disposal of Property, Plant and Equipment	30.8	29.3	(1.5)	63.8%	46.0	46.0
Taxes and Public Dues	55.5	54.4	(1.1)	73.5%	74.0	74.0
Operating Income	72.7	46.7	(26.0)	66.8%	70.0	70.0
Non-Operating Revenues	41.8	39.2	(2.6)	78.4%	50.0	50.0
Non-Operating Expenses	25.9	22.9	(3.0)	65.5%	35.0	35.0
Recurring Profit	88.6	63.0	(25.6)	74.2%	85.0	85.0
Net Income(3)	56.2	22.3	(33.8)	72.1%	31.0	47.0
NTT West (JPN GAAP)
Operating Revenues	1,304.4	1,247.6	(56.7)	74.0%	1,687.0	1,687.0
Voice Transmission Services (excluding IP)(1)	554.0	491.8	(62.1)	75.9%	648.0	648.0
IP Services(2)	431.2	468.3	37.0	73.6%	636.0	636.0
Leased Circuit (excluding IP)	100.0	94.0	(6.0)	75.2%	125.0	125.0
Telegraph	16.4	15.0	(1.3)	75.3%	20.0	20.0
Other	97.2	85.0	(12.2)
Supplementary Business	105.3	93.3	(11.9)	69.1%	258.0	258.0
Operating Expenses	1,253.9	1,215.8	(38.0)	74.5%	1,632.0	1,632.0
Personnel	82.0	78.3	(3.7)	73.9%	106.0	106.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	812.7	788.2	(24.4)	74.4%	1,059.0	1,059.0
Depreciation and Amortization	278.9	270.1	(8.8)	75.5%	358.0	358.0
Loss on Disposal of Property, Plant and Equipment	29.1	28.5	(0.5)	68.0%	42.0	42.0
Taxes and Public Dues	50.9	50.5	(0.4)	75.4%	67.0	67.0

Operating Income	50.4	31.8	(18.6)	57.9%	55.0	55.0
Non-Operating Revenues	38.1	32.4	(5.7)	73.7%	44.0	44.0
Non-Operating Expenses	24.4	24.1	(0.3)	70.9%	34.0	34.0
Recurring Profit	64.1	40.1	(24.0)	61.7%	65.0	65.0
Net Income(3)	48.3	18.4	(29.9)	51.1%	36.0	49.0

Notes:	(1)	Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the nine months ended Dec. 31, 2011 include monthly charges, call charges and interconnection charges of 349.9 billion yen, 44.8 billion yen and 62.7 billion yen for NTT East, and 347.1 billion yen, 39.3 billion yen and 69.1 billion yen for NTT West, respectively.

	(2)	Operating Revenues from IP Services of NTT East and NTT West for the nine months ended Dec. 31, 2011 include FLET’S Hikari and Hikari Denwa charges (including monthly charges, call charges and connection device charges) of 347.6 billion yen and 110.9 billion yen for NTT East, and 267.6 billion yen and 91.9 billion yen for NTT West, respectively.

—       FLET’S Hikari includes B FLET’S, FLET’S Hikari Next and FLET’S Hikari LIGHT provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West.

	(3)	With respect to Net Income, a portion of deferred tax assets will be reversed due to the lowering of statutory effective tax rates in conjunction with an adjustment of income tax rates. As a result, forecasts for the fiscal year ending March 31, 2012 have been revised.

4.	Financial Results and Projections (NTT Communications, Dimension Data)

	(Billions of yen)
	A Nine Months Ended Dec. 31, 2010	B Nine Months Ended Dec. 31, 2011			C Year Ending Mar. 31, 2012 (Revised Forecast)(3)	[Ref.] Year Ending Mar. 31, 2012 (Forecast when previous 2Q results were announced)
			Change	Progress
			B-A	B/C
NTT Communications (JPN GAAP)
Operating Revenues	765.6	728.5	(37.0)	72.6%	1,003.0	1,003.0
Voice Transmission Services (excluding IP)(1)	267.3	245.5	(21.7)	76.3%	322.0	322.0
IP Services(1)(2)	271.7	281.4	(5.7)	74.1%	380.0	380.0
Data Transmission Services (excluding IP)(1)(2)	83.9	59.6	(8.8)	75.6%	79.0	79.0
Leased Circuit*(1)(2)	63.7	42.9	(5.3)	75.4%	57.0	57.0
Solutions Business	122.9	123.0	0.1	63.1%	195.0	195.0
Other	19.6	18.7	(0.8)	69.6%	27.0	27.0
Operating Expenses	700.4	647.7	(52.6)	71.3%	908.0	908.0
Personnel	70.6	68.4	(2.2)	74.4%	92.0	92.0
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	326.3	310.2	(16.0)
Communication Network Charges	205.9	181.7	(24.1)	70.7%	696.0	696.0
Depreciation and Amortization	83.7	74.5	(9.2)	75.3%	99.0	99.0
Loss on Disposal of Property, Plant and Equipment	4.7	3.8	(0.9)	42.5%	9.0	9.0
Taxes and Public Dues	8.8	8.9	0.1	74.6%	12.0	12.0
Operating Income	65.2	80.7	15.5	85.0%	95.0	95.0
Non-Operating Revenues	19.9	19.8	0.0	94.5%	21.0	21.0
Non-Operating Expenses	9.4	7.6	(1.8)	69.3%	11.0	11.0
Recurring Profit	75.7	93.0	17.3	88.6%	105.0	105.0
Net Income(3)	42.3	52.5	10.2	90.7%	58.0	61.0
Dimension Data (IFRS)
Operating Revenues	—	355.0	—	77.0%	461.0	461.0
Operating Expenses(4)	—	340.7	—	76.4%	446.0	446.0
Operating Income(5)	—	14.4	—	95.9%	15.0	15.0
Net Income Attributable to NTT	—	11.4	—	—	—	—

Notes:	(1)	Operating Revenues from Voice Transmission Services (excluding IP) of NTT Communications for the nine months ended Dec. 31, 2011 include revenues from telephone subscriber lines (128.9 billion yen). Operating Revenues from IP Services include revenues from OCN (119.4 billion yen), IP-VPN (52.3 billion yen) and Wide-area Ethernet (40.5 billion yen). Operating Revenues from Data Transmission Services (excluding IP) include Frame Relay / Cell Relay (1.7 billion yen), and Operating Revenues from Leased Circuit include conventional leased circuits (2.5 billion yen) and high-speed digital (16.3 billion yen).

	(2)	NTT Communications is recategorizing a portion of its Operating Revenues from Leased Circuit into Operating Revenues from IP Services beginning in the fiscal year ending March 31, 2012. As for the nine months ended Dec. 31, 2011, Operating Revenues reflecting the recategorization are shown for reference. The recategorization amount of Operating Revenues from Leased Circuit into Operating Revenues from IP Services for the nine months ended Dec. 31, 2010, nine months ended Dec. 31, 2011 and year ending Mar. 31, 2012 (Forecast) are (15.3 billion yen), (14.9 billion yen) and (20.0 billion yen), respectively.

	(3)	With respect to Net Income under NTT Communications, a portion of deferred tax assets will be reversed and special profits were recorded in the nine-month period ended December 31, 2011 due to the lowering of statutory effective tax rates in conjunction with an adjustment of income tax rates. As a result, forecasts for the fiscal year ending March 31, 2012 have been revised.

	(4)	Operating Expenses includes costs associated with the acquisition of Dimension Data by NTT.

	(5)	Operating Income under US GAAP is 6.4 billion yen.

	(6)	Since Dimension Data's statements of income from January 1 to December 31 are consolidated into NTT’s consolidated statements of income from April 1 to March 31, Dimension Data's financial results for the nine months ended Sept 30, 2011 is stated under “B. Nine Months Ended Dec. 31, 2011” and Dimension Data’s forecast for the twelve months ending December 31, 2011 is stated under “C. Year Ending Mar. 31, 2012 (Revised Forecast).”

	(7)	Conversion Rate USD1.00 = JPY80.59

* Partial listing only

4.	Financial Results and Projections (NTT DATA, NTT DOCOMO)

	(Billions of yen)
	A Nine Months Ended Dec. 31, 2010	B Nine Months Ended Dec. 31, 2011			C Year Ending Mar. 31, 2012 (Revised Forecast)(2)	[Ref.] Year Ending Mar. 31, 2012 Forecast when previous 2Q results were announced)
			Change	Progress
			B-A	B/C
NTT DATA Consolidated (JPN GAAP)
Operating Revenues(1)	813.9	888.7	74.8	74.1%	1,200.0	1,200.0
Public & Financial IT Services	532.2	561.2	23.1	72.2%	777.0	777.0
Global IT Services	250.2	295.8	51.4	77.7%	381.0	381.0
Solutions & Technologies	119.4	120.4	0.9	72.5%	166.0	166.0
Elimination or Corporate	(88.0)	(88.7)	(0.7)	71.6%	(124.0)	(124.0)
Cost of Sales	623.6	671.5	47.9	75.0%	895.0	895.0
Gross Profit	190.3	217.2	26.9	71.2%	305.0	305.0
Selling, General and Administrative Expenses	144.3	165.8	21.4	73.7%	225.0	225.0
Operating Income	45.9	51.3	5.4	64.2%	80.0	80.0
Non-Operating Income (Loss)	(2.9)	(4.1)	(1.2)	59.8%	(7.0)	(7.0)
Recurring Profit	42.9	47.1	4.2	64.6%	73.0	73.0
Net Income(2)	22.8	16.3	(6.4)	49.7%	33.0	39.0
NTT DOCOMO Consolidated (US GAAP)
Operating Revenues	3,209.1	3,174.2	(35.0)	74.9%	4,240.0	4,240.0
Wireless Services	2,850.1	2,819.2	(30.9)	75.3%	3,742.0	3,742.0
Mobile Services	2,598.8	2,559.4	(39.4)	75.9%	3,373.0	3,373.0
Voice	1,337.0	1,187.8	(149.3)	78.5%	1,514.0	1,514.0
Packet Communications	1,261.8	1,371.7	109.9	73.8%	1,859.0	1,859.0
Other revenues	251.3	259.8	8.5	70.4%	369.0	369.0
Equipment sales	359.0	354.9	(4.1)	71.3%	498.0	498.0
Operating Expenses	2,450.6	2,430.4	(20.3)	72.1%	3,370.0	3,370.0
Personnel	195.7	204.3	8.6	74.8%	273.0	273.0
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	1,495.0	1,493.5	(1.5)	70.9%	2,106.0	2,106.0
Depreciation and Amortization	496.1	488.6	(7.5)	71.4%	684.0	684.0
Loss on Disposal of Property, Plant and Equipment	23.1	21.0	(2.1)	42.9%	49.0	49.0
Communication Network Charges	211.6	193.8	(17.9)	88.5%	219.0	219.0
Taxes and Public Dues	29.1	29.2	0.1	75.0%	39.0	39.0
Operating Income	758.5	743.8	(14.7)	85.5%	870.0	870.0
Non-Operating Income (Loss)	(9.9)	0.3	10.2	7.5%	4.0	4.0
Income Before Income Taxes	748.6	744.1	(4.6)	85.1%	874.0	874.0
Net Income Attributable to NTT DOCOMO(2)	444.0	394.6	(49.4)	83.3%	474.0	514.0

Notes:	(1)	NTT DATA is recategorizing a portion of its Operating Revenues within its segments, in conjunction with the readjustment of the classification of customer fields for a portion of its overseas subsidiaries, beginning the fiscal year ending March 31, 2012. Figures for Operating Revenues for the nine months ended Dec. 31, 2010 reflect the recategorization.

	(2)	With respect to Net Income under NTT DATA Consolidated and Net Income Attributable to NTT DOCOMO under NTT DOCOMO Consolidated, a portion of deferred tax assets will be reversed due to the lowering of statutory effective tax rates in conjunction with an adjustment of income tax rates. As a result, forecasts for the fiscal year ending March 31, 2012 have been revised.

* Partial listing only

5.	Average Monthly Revenue per Unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, INS-NET and FLET’S Hikari, by the number of active subscribers to the relevant services.

In the case of our mobile business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from Mobile (FOMA) services, revenues from Mobile (mova) services and revenues from Mobile (Xi) services which are incurred consistently each month (i.e., basic monthly charges and voice/packet communication charges), by the number of active subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales, activation fees and universal service charges.

We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

	(Yen)
	Three Months Ended Jun. 30, 2011 (From Apr. to Jun., 2011)	Three Months Ended Sept. 30, 2011 (From Jul. to Sept., 2011)	Three Months Ended Dec. 31, 2011 (From Oct. to Dec., 2011)	Nine Months Ended Dec. 31, 2010 (From Apr. to Dec., 2010)	Nine Months Ended Dec. 31, 2011 (From Apr. to Dec., 2011)	Year Ended Mar. 31, 2011	Year Ending Mar. 31, 2012 (Forecast)
NTT East
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	2,870	2,870	2,860	2,940	2,870	2,930	2,850
Telephone Subscriber Lines ARPU	2,510	2,520	2,510	2,580	2,510	2,570	2,490
INS-NET Subscriber Lines ARPU	5,090	5,090	5,080	5,180	5,090	5,170	5,100
FLET’S Hikari ARPU	5,850	5,890	5,930	5,870	5,890	5,880	5,940
NTT West
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	2,770	2,770	2,770	2,810	2,770	2,800	2,770
Telephone Subscriber Lines ARPU	2,460	2,460	2,450	2,490	2,460	2,490	2,450
INS-NET Subscriber Lines ARPU	4,930	4,930	4,930	4,980	4,930	4,970	4,920
FLET’S Hikari ARPU	5,920	5,940	5,940	5,880	5,930	5,890	5,960
NTT DOCOMO
Mobile Aggregate ARPU (FOMA+mova+Xi)	4,960	4,970	4,880	5,170	4,940	5,070	4,870
Voice ARPU (FOMA+mova+Xi)	2,340	2,280	2,190	2,640	2,270	2,530	2,170
Packet ARPU (FOMA+mova+Xi)	2,620	2,690	2,690	2,530	2,670	2,540	2,700
Mobile Aggregate ARPU (FOMA)	4,980	5,000	4,910	5,230	4,960	5,120	4,890
Voice ARPU (FOMA)	2,340	2,290	2,210	2,640	2,280	2,520	2,180
Packet ARPU (FOMA)	2,640	2,710	2,700	2,590	2,680	2,600	2,710
Mobile Aggregate ARPU (mova)	3,230	3,260	3,290	3,320	3,250	3,280	3,280
Voice ARPU (mova)	2,680	2,700	2,730	2,760	2,690	2,720	2,730
Packet ARPU (mova)	550	560	560	560	560	560	550

Notes:	(1)	We compute the following four categories of ARPU for business conducted by each of NTT East and NTT West.

		•	Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from FLET’S ADSL and FLET’S ISDN, which are included in operating revenues from IP Services.

		•	Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from FLET’S ADSL.

		•	INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for INS-NET Subscriber Lines and revenues from FLET’S ISDN.

		•	FLET’S Hikari ARPU: Calculated based on revenues from FLET’S Hikari (including FLET’S Hikari optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and connection device charges for Hikari Denwa, and revenues from FLET’S Hikari optional services, which are included in Supplementary Business revenues.

		—	FLET’S Hikari includes B FLET’S and FLET’S Hikari Next provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West.

	(2)	Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU.

	(3)	For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the number of subscribers is determined using the number of subscriptions for each service.

	(4)	In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, for the purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines) and INS-NET Subscriber Lines ARPU, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

	(5)	For purposes of calculating FLET’S Hikari ARPU, number of subscribers is determined based on number of FLET’S Hikari subscribers including B FLET’S and FLET’S Hikari Next and FLET’S Hikari LIGHT provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown and FLET’S Hikari Next provided by NTT West.

	(6)	We separately compute the following three categories of ARPU for mobile business conducted by NTT DOCOMO.

		•	Mobile Aggregate ARPU (FOMA+mova+Xi) = Voice ARPU (FOMA+mova+Xi) + Packet ARPU (FOMA+mova+Xi).

			—	Our Voice ARPU (FOMA+mova+Xi) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and our Packet ARPU (FOMA+mova+Xi) is based on operating revenues related to packet services, such as basic monthly charges and packet communication charges.

		•	Mobile Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).

			—	Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet services, such as basic monthly charges and packet communication charges, in each case attributable to our FOMA services.

		•	Mobile Aggregate ARPU (mova) = Voice ARPU (mova) + Packet ARPU (mova).

			—	Our Voice ARPU (mova) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges, and our Packet ARPU (mova) is based on operating revenues related to packet services, such as basic monthly charges and packet communication charges, in each case attributable to our mova services.

	(7)	Communications module service, phone number storage service and mail address storage service subscribers and the revenues therefrom are not included in the calculations of Mobile Aggregate ARPU.

	(8)	Number of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

			—	1Q Results: Sum of number of active subscribers** for each month from Apr. to Jun.

			—	2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

			—	3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

			—	4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

			—	Nine Months Results: Sum of number of active subscribers** for each month from Apr. to Dec.

			—	FY Results : Sum of number of active subscribers** for each month from Apr. to Mar.

			—	FY Forecast: Sum of the sum of actual Number of active subscribers at the end of each month from Apr. to Sept. and the average expected active Number of subscribers during the second half of the fiscal year ((Number of subscribers at end of Sept. + Number of expected subscribers at end of the following Mar.)/2)x6

	(9)	Number of active subscribers used in the ARPU calculation of NTT DOCOMO are as below.

			—	1Q Results: Sum of number of active subscribers** for each month from Apr. to Jun.

			—	2Q Results: Sum of number of active subscribers** for each month from Jul. to Sept.

			—	3Q Results: Sum of number of active subscribers** for each month from Oct. to Dec.

			—	4Q Results: Sum of number of active subscribers** for each month from Jan. to Mar.

			—	Nine Months Results: Sum of number of active subscribers** for each month from Apr. to Dec.

			—	FY Results: Sum of number of active subscribers** for each month from Apr. to Mar.

			—	FY Forecast: Sum of expected number of active subscribers** for each month from Apr. to Mar.

	(10)	Forecasts for the year ending March 31, 2012 have not been changed from those announced in the financial results for the six months ended September 30, 2011.

**active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

6.	Interest-Bearing Liabilities (Consolidated)

	(Billions of yen)
	As of Mar. 31, 2011	As of Dec. 31, 2011	As of Mar. 31, 2012 (Forecast)
Interest-Bearing Liabilities	4,553.5	4,329.2	4,600.0

Note :	Forecasts for the year ending March 31, 2012 have not been changed from those announced in the financial results for the six months ended September 30, 2011.

7.	Indices (Consolidated)

	Year Ended Mar. 31, 2011	Nine months Ended Dec. 31, 2011	Year Ending Mar. 31, 2012 (Revised Forecast)	Year Ending Mar. 31, 2012 (Forecast when previous 2Q results were announced)

EBITDA	3,282.2 billion yen	2,473.0 billion yen	3,247.0 billion yen	3,247.0 billion yen
EBITDA Margin	31.9%	31.8%	30.8%	30.8%
Operating FCF	1,412.1 billion yen	1,187.2 billion yen	1,277.0 billion yen	1,277.0 billion yen
ROCE	5.8%	—	5.9%	5.9%

Note :	Reconciliation of Indices are as follows.

8.	Reconciliation of Financial Indices (Consolidated)

		Year Ended Mar. 31, 2011	Nine Months Ended Dec. 31, 2011	Year Ending Mar. 31, 2012 (Revised Forecast)	Year Ending Mar. 31, 2012 (Forecast when previous 2Q results were announced)
EBITDA (a+b)		3,282.2 billion yen	2,473.0 billion yen	3,247.0 billion yen	3,247.0 billion yen
a	Operating Income	1,214.9 billion yen	1,009.4 billion yen	1,250.0 billion yen	1,250.0 billion yen
b	Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	2,067.3 billion yen	1,463.5 billion yen	1,997.0 billion yen	1,997.0 billion yen
EBITDA Margin [(c/d)X100]		31.9%	31.8%	30.8%	30.8%
a	Operating Income	1,214.9 billion yen	1,009.4 billion yen	1,250.0 billion yen	1,250.0 billion yen
b	Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	2,067.3 billion yen	1,463.5 billion yen	1,997.0 billion yen	1,997.0 billion yen
c	EBITDA (a+b)	3,282.2 billion yen	2,473.0 billion yen	3,247.0 billion yen	3,247.0 billion yen
d	Operating Revenues	10,305.0 billion yen	7,783.7 billion yen	10,540.0 billion yen	10,540.0 billion yen
Operating FCF [(c-d)]		1,412.1 billion yen	1,187.2 billion yen	1,277.0 billion yen	1,277.0 billion yen
a	Operating Income	1,214.9 billion yen	1,009.4 billion yen	1,250.0 billion yen	1,250.0 billion yen
b	Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	2,067.3 billion yen	1,463.5 billion yen	1,997.0 billion yen	1,997.0 billion yen
c	EBITDA (a+b)	3,282.2 billion yen	2,473.0 billion yen	3,247.0 billion yen	3,247.0 billion yen
d	Capital Investment	1,870.1 billion yen	1,285.8 billion yen	1,970.0 billion yen	1,970.0 billion yen
ROCE [(b/c)X100]		5.8%	—	5.9%	5.9%
a	Operating Income	1,214.9 billion yen	—	1,250.0 billion yen	1,250.0 billion yen
	(Normal Statutory Tax Rate)	41%	—	41%	41%
b	Operating Income X (1 - Normal Statutory Tax Rate)	717.8 billion yen	—	738.5 billion yen	738.5 billion yen
c	Operating Capital Employed	12,427.0 billion yen	—	12,556.1 billion yen	12,596.1 billion yen

Note :	Figures for capital investment are the accrual-based amounts required for acquisition of Property, Plant and Equipment and Intangible Assets. The differences from the figures for “Payments for Property, Plant and Equipment” and “Payments for Acquisition of Intangible Assets” in the consolidated statements of cash flows are as described in the reconciliation below.

	(Billions of yen)
	Year Ended Mar. 31, 2011	Nine Months Ended Dec. 31, 2011
Payments for Property, Plant and Equipment	1,410.8	1,033.9
Payments for Acquisition of Intangible Assets	484.2	332.9
Total	1,895.0	1,366.7
Difference from Capital Investment	24.9	81.0